SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

webMethods, Inc.
(Name of Subject Company)

webMethods, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

94768C108
(Common Stock)
(CUSIP Number of Class of Securities)

David Mitchell
President and Chief Executive Officer
webMethods, Inc.
3877 Fairfax Ridge Road, South Tower
Fairfax, Virginia 22030
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a Copy to:

Lawrence T. Yanowitch, Esq.
Charles W. Katz, Esq.
Morrison & Foerster llp
1650 Tysons Blvd, Suite 400
McLean, Virginia 22102
(703) 760-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Security and Subject Company

(a) The name of the subject company is webMethods, Inc., a Delaware corporation (“webMethods” or the “Company”). The address of the principal executive offices of the Company is 3877 Fairfax Ridge Road, South Tower, Fairfax, Virginia 22030. The Company’s telephone number is (703) 460-2500.

(b) The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share, of the Company (the “Common Stock” or “Shares”). As of the close of business on March 31, 2007, there were 56,754,370 shares of Common Stock outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This statement relates to a tender offer by Wizard Acquisition, Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of Software AG, Inc., a Delaware corporation (“Software AG USA”), which is a direct wholly-owned subsidiary of Software AG, a stock corporation (Aktiengesellchaft) organized under the laws of the Federal Republic of Germany (“Software AG” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated April 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $9.15 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with the Offer to Purchase, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 4, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger,” and, together with the Offer, the “Transaction” ) and each share of Common Stock that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than shares of Common Stock that are held by (a) Purchaser, Parent and the Company, which will be canceled, and (b) stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent (the Company after the Effective Time hereinafter referred to as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Parent is Uhlandstrasse 12, 64297 Darmstadt, Germany and its telephone number is +49 6151 92 0.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Item 3, or in the Information Statement of the Company attached to this statement (the “Information Statement”) or as incorporated by reference herein, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 under the Exchange Act, in connection with Purchaser’s right (after acquiring a majority of the Common Stock pursuant to the Offer) to designate persons to the Board of Directors (the “webMethods

Board” or “Board”) of the Company other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

(a) Arrangements Between the Company and Current Executive Officers and Directors of the Company.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Cash Consideration Payable Pursuant to the Offer.

The Company’s non-employee directors, Fran Dramis, James P. Gauer, R. James Green, Peter Gyenes, Jerry J. Jasinowski, Jack L. Lewis, Vincent J. Mullarkey, Gene Riechers, and William Russell, and executive officers, David Mitchell, Douglas McNitt, Ken Sexton, Kristin Weller Muhlner and Michael Krone, have executed a Tender and Support Agreement, dated April 4, 2007, by and among those individuals, Parent and Purchaser, pursuant to which they have agreed to tender their shares of Common Stock for purchase in the Offer. These directors and executive officers will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company in the Offer. Any outstanding shares of Common Stock not tendered in the Offer will be cancelled and converted in the Merger into the right to receive the Offer Price, without interest. As of April 4, 2007, these directors and executive officers owned in the aggregate 546,359 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock and Common Stock subject to forfeiture and a right of repurchase). If these directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and those shares of Common Stock were purchased by Purchaser at the Offer Price, the directors and executive officers would receive an aggregate of $4,999,185 in cash, without interest and less any required withholding taxes.

As of April 4, 2007, the Company’s directors and executive officers held, in the aggregate, options to purchase 3,925,063 shares of Common Stock, 2,928,994 of which were vested and exercisable as of that date, with exercise prices ranging from $2.88 to $114.88.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions providing for indemnification of such directors and officers. The Company has included in its Fifth Amended and Restated Certificate of Incorporation, as amended (the “Certificate”), a provision eliminating the personal liability of its directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, the Second Amended and Restated Bylaws of the Company (the “Bylaws”) provide that the Company is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and the Company is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. The Company has also entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in the Company’s Certificate and Bylaws. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers if such officer or director acted in good faith, to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors’ and officers’ insurance if available on reasonable terms. The description of the indemnification agreements entered into with the Company’s directors and officers is qualified in its entirety by reference to the form of the indemnification agreement filed as Exhibit (e)(4), which is incorporated herein by reference.

Following the Effective Time, Parent has agreed to, and has agreed to cause the surviving corporation to, indemnify, advance expenses to and hold harmless all past and present directors and officers of the Company (the “Indemnified Parties”) to the fullest extent permitted by the DGCL or any other applicable law, or provided by the Company’s organizational documents in effect on the signing date of the Merger Agreement, for a period of six years after the Effective Time. Parent has also agreed to cause the surviving corporation to maintain directors’ and officers’ liability insurance covering the Indemnified Parties for a period of six years after the Effective Time in an amount and on terms no less favorable than those currently applicable to them, provided that the surviving corporation is not obligated to pay annual premiums in excess of 250% of the last aggregate premium paid by the Company.

Change of Control Agreements with Current Directors and Executive Officers.

Each of David L. Mitchell, President and Chief Executive Officer; Ken Sexton, Executive Vice President, Chief Financial Officer and Treasurer; Kristin Weller Muhlner, Executive Vice President of Product Development; and Douglas McNitt, General Counsel, Executive Vice President and Secretary of the Company entered into an executive agreement with the Company, dated December 21, 2006, January 2, 2007, March 15, 2005, and March 9, 2004, respectively, providing that upon the termination of such officer’s employment without cause or upon resignation by such officer for good reason within twelve (12) months following the consummation of a change in control of the Company, such officer will be entitled to: (i) payment of the officer’s base salary through the date of termination; (ii) one and one-half (1 1/2) times the value of the officer’s then-current annual base salary and maximum eligible annual bonus or incentive compensation amount for the bonus period in which the termination date occurs; and (iii) eighteen (18) months of the life, disability, accident and health insurance benefits provided to the officer immediately prior to the termination of employment. In addition, the Company is obligated to reimburse Mr. Mitchell, Mr. McNitt and Mr. Sexton for any excise taxes payable by them on remuneration arising from a change in control of the Company to the extent such remuneration is found to constitute an “excess parachute payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to excise tax under Section 4999 of the Code.

The consummation of the Offer and Merger would constitute a change in control under each of these officer’s executive agreements. The executive agreements entered into by Messrs. McNitt, Sexton and Mitchell and Ms. Muhlner are qualified in their entirety by reference to Exhibit (e)(3)(A), Exhibit (e)(3)(B), Exhibit (e)(3)(C) and Exhibit (e)(3)(D), respectively.

Michael L. Krone, Chief Accounting Officer and Vice President, Finance of the Company, entered into an executive agreement with the Company, dated April 2, 2007, providing that upon the termination of his employment without cause or upon resignation by him for good reason, within twelve (12) months following a change in control of the Company, he will be entitled to: (i) payment of his base salary through the date of termination; (ii) one (1) times the value of his then-current annual base salary and maximum eligible annual bonus or incentive compensation amount for the bonus period in which the termination date occurs; and (iii) twelve (12) months of the life, disability, accident and health insurance benefits provided to him immediately prior to the termination of employment. The consummation of the Offer and Merger would constitute a change in control under the terms of Mr. Krone’s executive agreement. The description of Mr. Krone’s executive agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(3)(E) which is incorporated herein by reference.

Option Acceleration of Current Executive Officers and Directors

Immediately prior to the Effective Time, each outstanding option to purchase shares of Common Stock (including those granted to Directors and Officers) under the Company Option Plans (as defined below) shall be accelerated in full so that each such outstanding option to purchase shares of Common Stock is fully vested and exercisable immediately prior to the Effective Time. “Company Option Plans” shall mean the Company’s: 2006 Omnibus Stock Incentive Plan; Amended and Restated Stock Option Plan; Infravio, Inc. 2000 Stock Plan; Translink Software, Inc. Stock Option Plan; Alier, Inc. 1996 Stock Option Plan; Alier, Inc. 1997 Stock Option Plan; Active Software 1996 Stock Plan; Active Software 1996A Stock Plan; Active Software 1999 Stock Plan; and Active Software 1999 Directors’ Stock Option Plan. In the event that the Effective Time does not occur, the Company Option Plans generally provide for accelerated vesting if, within one year after a “change of control” of webMethods, the employee is terminated without “cause” (as defined in the stock option agreement) or resigns within 90 days after “good reason” (as defined in the agreement) first exists. For purposes of these agreements, a “change of control” occurs if (i) a person or group acquires direct or indirect ownership of not less than a majority of the then-outstanding voting securities of webMethods, (ii) webMethods’ stockholders approve a merger or consolidation involving webMethods and resulting in a change of ownership of a majority of the then outstanding shares of voting securities of webMethods or (iii) webMethods’ stockholders approve a plan of liquidation or dissolution of webMethods or the sale or disposition of all or substantially all of the assets of webMethods.

Jack L. Lewis, a member of our Board of Directors, is a partner in the law firm of Morrison & Foerster LLP, which served as our external legal counsel during fiscal year 2007.

(b) Arrangements Between the Company and Purchaser, Parent and Their Officers, Directors and Affiliates.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) and is incorporated herein by reference.

Tender and Support Agreement.

The summary of the Tender and Support Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. This summary is qualified in its entirety by reference to the Tender and Support Agreement which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Confidentiality Agreement.

On January 30, 2007, the Company and Parent entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Each party agreed that any information furnished to it or its representatives, whether before or after the date of the Confidentiality Agreement, would be kept confidential and used only for purposes of evaluating a possible transaction and disclosed only to the representatives of the party, as may be required by law, or with the written consent of the other party. Each party agreed that it will not, and would cause its directors, officers, employees, and affiliates not to on its behalf, directly or indirectly: (i) acquire or seek to acquire in any manner, beneficial ownership of any of the Company’s securities or assets, including rights or options; (ii) seek to influence in any manner the management, the webMethods Board, governing instruments or policies or affairs of the Company, or make a request to amend or waive provisions of the Confidentiality Agreement; (iii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company; (iv) form, join, or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the securities of the Company; (v) make any public disclosure, or take any action which could require the Company to make any public disclosure with respect to the matters above, until the occurrence of certain events described in the Confidentiality Agreement; or (vi) enter into discussions, negotiations or arrangements with any third party with respect to the matters discussed in the Confidentiality Agreement, until the earlier of eighteen (18) months from the date of the Confidentiality Agreement or the occurrence of certain events described in the Confidentiality Agreement. Subject to specified exceptions, for a period of twelve (12) months from the date of the Confidentiality Agreement, each of the Company and Parent agreed that it will not, and would cause its affiliates not to on its behalf, directly or indirectly, solicit the employment of, hire or employ any person who is at that time, an employee of the other party or its affiliates. The description of the Confidentiality Agreement is qualified in its entirety by reference to the same agreement filed as Exhibit (e)(6)(A).

On March 5, 2007, Software AG and webMethods amended the Confidentiality Agreement to provide for and facilitate the sharing of certain highly confidential information relating to webMethods’ customers, channel partners and employees. As so amended, the Confidentiality Agreement restricts access to such information to a specific group of employees and representatives of Software AG. The description of the amendment to the Confidentiality Agreement is qualified in its entirety by reference to the same amendment filed as Exhibit (e)(6)(B).

Item 4.	The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on April 4, 2007, the webMethods Board unanimously: (1) determined that the Merger Agreement and the Tender and Support Agreement and the transactions contemplated thereby, including, without limitation, the Offer and the Merger, are advisable and fair to and in the best interests of the Company and the Company’s stockholders; (2) approved the Offer and approved and adopted the Merger Agreement and the Tender and Support Agreement, and the terms and conditions thereof, and the transactions contemplated thereby; and (3) recommended that the webMethods stockholders accept the Offer, tender their Common Stock in the Offer, and, if the Merger Agreement is submitted to the stockholders, approve and adopt the Merger Agreement and the Merger.

A letter to the stockholders communicating the webMethods Board’s recommendation is filed herewith as Exhibit (a)(2)(A) and is incorporated herein by reference in its entirety.

(b) Background and Reasons for the Recommendation.

Background of the Transaction.

webMethods has periodically reviewed and assessed trends and conditions impacting the Company and the integration software industry generally. From time to time, the Board has reviewed the strategic options potentially available to the Company, including growth through customer and product initiatives and growth through targeted acquisitions of other businesses. As a result of increased competition in the integration software industry and recent consolidation within the software industry generally, the Company has considered the possibility of various strategic combination transactions and commercial arrangements and, prior to September 2006, has had discussions from time to time with potential strategic partners, including the companies identified below as Company A, Company B and Company D.

After the Company’s acquisition of Infravio, Inc. in September 2006 and the Company’s subsequent preview of webMethods Fabric 7.0 BPM suite at the Company’s Integration World conference in Washington, D.C. in November 2006, the Company began receiving informal inquiries expressing interest in potential strategic combinations.

In September 2006, David Mitchell, the Company’s President and Chief Executive Officer, met with representatives of a company (referred to as Company A) regarding webMethods’ Infravio, Inc. acquisition, the upcoming release of webMethods Fabric 7.0 BPM suite and the integration software industry generally.

In October 2006, Mr. Mitchell met with representatives of another company (referred to as Company B) regarding webMethods’ Infravio, Inc. acquisition, the upcoming release of webMethods Fabric 7.0 BPM suite and the integration software industry generally. Subsequently, Mr. Mitchell met with representatives of Company B to determine if webMethods would be interested in renewing discussions that had taken place several years earlier with respect to a strategic transaction. Throughout October 2006, representatives of the Company and Company B met and corresponded to discuss the possibility of a strategic transaction.

In October 2006, Mr. Mitchell met with representatives of Company A to determine if webMethods would be interested in renewed discussions with respect to a strategic combination. Throughout October 2006, representatives of the Company and Company A met and corresponded to discuss the possibility of a strategic transaction.

On November 1, 2006, at a special meeting of the Board, Mr. Mitchell discussed the overall business strategy of the Company and reviewed the performance of the Company in the first half of fiscal year 2007. Mr. Mitchell also discussed the impact of the recent resignation of the Company’s Chief Operating Officer and the resulting increased responsibilities of Mr. Mitchell over the sales operations of the Company. In connection with this business strategy review, the Board discussed potential strategic options for the Company and expressed a willingness to explore potential strategic transactions.

At the Company’s Integration World conference on November 6, 7 and 8, 2006, representatives of Bear, Stearns & Co. Inc. (“Bear Stearns”), which had assisted the Company with its acquisition of Infravio, Inc., met with Mr. Mitchell, William Russell, the non-executive Chairman of the Board, and Peter Gyenes, a director of the Company, and provided them with materials on the status of the financial markets and potential strategic transactions. During Integration World, a representative of a privately-held company (referred to as Company C) met informally with Mr. Mitchell, certain other directors of the Company and representatives from Bear Stearns who were attending Integration World to discuss a potential strategic combination of the two companies. During these conversations, the parties exchanged perspectives on the software industry generally and discussed potential synergies between the two companies.

On November 10, 2006, Mr. Mitchell met with a representative of Company B to discuss in more detail the potential synergies between the companies and their respective views of the integration software marketplace. Throughout November and December 2006, at the request of the Company, representatives of Bear Stearns discussed a potential strategic transaction with representatives of Company B. During these conversations, the parties exchanged certain financial and business information, including an initial analysis of potential costs savings prepared by the Company and Bear Stearns, and discussed potential operating efficiencies between the two companies.

Beginning on November 16, 2006 and continuing through early January 2007, the Company and Bear Stearns had discussions with Company C regarding a potential strategic transaction. During these conversations, Company C’s financial advisor provided the Company with a preliminary due diligence list, and the parties exchanged certain financial and business information and discussed a synergies analysis prepared by Company C’s financial advisor.

From November 2006 through January 2007, at the request of the Company, representatives from Bear Stearns also contacted or had discussions with eleven potential strategic partners, including Company A, Company B, Company C, Company D and Company E. During this period, representatives of the Company also spoke with several private equity firms about potential strategic transactions.

On December 5, 2006, the Board met to discuss strategy and planning for the Company. Representatives of Bear Stearns were also present at this meeting. At this meeting Mr. Mitchell and the Company’s advisors presented to the Board certain information obtained from Bear Stearns regarding potential strategic opportunities, including a list of potential strategic partners. The Board reviewed this information in connection with the Company’s financial performance for the first half of the Company’s 2007 fiscal year and recent management changes. In light of these factors, the Board instructed management and Bear Stearns to continue to explore potential strategic opportunities.

On December 19, 2006, a representative of Arma Partners LLP (“Arma Partners”), Software AG’s financial advisor, contacted Mark Wabschall, then the Chief Financial Officer of webMethods, to inquire about the possibility of a strategic transaction involving webMethods and Software AG. On January 3, 2007, Arma Partners sent an email to Mr. Wabschall indicating Software AG’s continued interest in a potential strategic transaction with webMethods.

On January 3, 2007, Mr. Mitchell, Douglas McNitt, the Company’s Executive Vice President and general counsel, and a representative from Bear Stearns met with representatives of Company A to discuss the Company’s sales metrics and certain financial information, the analyst and customer feedback on the webMethods 7.0 BPM suite and potential synergies between the two companies.

On January 3, 2007, Bear Stearns provided Company B with additional information about the Company, including details of the Company’s sales metrics and certain financial information. On January 4, 2007, Mr. Mitchell, Mr. Gyenes, Kristin Muhlner, the Company’s Executive Vice President, Product Development and Mr., McNitt met with representatives of Company B. After this meeting, Company B presented the Company with an oral proposal for a strategic transaction consisting of a 75% stock and 25% cash offer for the outstanding stock of the Company, and a termination of all outstanding stock options, which equated to an implied value of approximately $8.38 per share based upon the stock price of Company B on that date.

On January 4 and January 5, 2007, another company (referred to as Company D), with whom Bear Stearns had met in December 2006, and the Company exchanged forms of mutual non-disclosure agreements in connection with furthering discussions between the companies.

At a January 6, 2007 meeting of the Board, at which representatives of Morrison & Foerster LLP (“Morrison & Foerster”), the Company’s outside legal counsel, and Bear Stearns were present, Mr. Mitchell discussed the meetings with management of Company B and Company B’s subsequent oral proposal. Mr. Mitchell also discussed the status of discussions with other potential partners. The Board determined that there were significant opportunities associated with a combination with Company B, but requested that management indicate the Board’s preference of a 100% stock transaction with Company B and an increased value for webMethods stockholders. The Board authorized members of management to engage with Company B and to continue discussions regarding potential strategic combinations.

On January 8, 2007, Mr. Mitchell had a call with representatives of Company B to discuss the terms of Company B’s offer. Mr. Mitchell indicated the price per share indicated by Company B’s proposed exchange price was not sufficient and that the Board’s preference was a 100% stock transaction. During this conversation, Company B expressed their continued interest in pursuing a strategic transaction and the parties discussed next steps to providing Company B with additional due diligence to assist them in reconsidering their offer.

On January 9, 2007, Mr. Mitchell had a call with representatives of Company B to discuss the terms of Company B’s offer. Mr. Mitchell indicated that the price per share indicated by Company B’s proposed exchange price was not sufficient and that the Board’s preference was a 100% stock transaction. During this conversation, Company B expressed its continued interest in pursuing a strategic transaction and the parties discussed next steps to providing Company B with additional due diligence to assist it in reconsidering its offer.

On January 15, 2007, representatives from Company B and Company B’s financial advisor attended a day-long meeting with representatives of webMethods and Bear Stearns. During this meeting representatives of both companies gave presentations on their respective operating plans and strategy, product development efforts and financial position and answered various questions from one another’s representatives about their respective customers, products, employees, technology, sales processes and revenues, and the due diligence process, among other things.

On January 15, 2007, Mr. Russell met with representatives of Company C to discuss a potential strategic transaction. On January 16, 2007, Company C delivered to Mr. Russell a written offer to pursue a strategic transaction. The offer provided for the reverse merger of Company C with and into a wholly-owned subsidiary of webMethods in a stock-for-stock merger whereby the stockholders of Company C would own 57% of the combined company after the transaction. The offer was conditioned upon conducting all negotiations on an exclusive basis.

During the week leading up to January 19, 2007, Company A informed webMethods that it was turning its attention to internal growth and that it was no longer interested in pursuing a strategic transaction with webMethods. Also during that week, Company D informed webMethods that it was no longer interested in pursuing a strategic transaction with webMethods.

At a January 19, 2007 meeting of the Board, the Board discussed the written proposals the Company had received from Company B and Company C, including the general terms, conditions and contemplated structure of the proposed transactions. The Board expressed concern over the proposal from Company C, because Company C had significant debt and the Board did not believe that there would be substantial synergies in such a business combination. As a result, the Board did not believe that pursuing such a transaction was in the best interests of webMethods’ stockholders. The Board also discussed the proposal from Company B and determined that the proposed terms did not accurately reflect the relative contributions of each business to the combined entity and that without continuation of outstanding stock options the expected attrition from

webMethods’ employees put the expected synergies in such a business combination at unreasonable risk. The Board also agreed that it was important for the Company to keep all strategic alternatives open in order to achieve the best result for the Company and its stockholders. The Board discussed the Company B proposal and the steps management and Bear Stearns should take in order to improve the proposal.

On January 19, 2007, Mr. Mitchell had a call with representatives of Company B to discuss the terms of Company B’s offer. Mr. Mitchell indicated the price per share indicated by Company B’s offer was too low and reiterated that the Board’s preference was a 100% stock transaction. During this conversation, Company B expressed their continued interest in pursuing a strategic transaction and the parties discussed various related issues regarding the operations of the business if combined and the potential structure of the transaction.

On January 23, 2007, Company B submitted a revised proposal to acquire the Company, with a similar mix of stock and cash and providing for the assumption of outstanding stock options, which reflected an increased ownership percentage by the webMethods stockholders in the combined entity. Because the stock price of Company B had declined since its prior proposal, the implied value was approximately $8.16 per share, based upon the stock price of Company B on that date.

On January 23, 2007, representatives of Company C, its financial advisor, Bear Stearns and the Company met to further discuss the respective markets for each company’s products, the operational and financial synergies between the two companies and the relative values.

On January 23, 2007, the Board held a special meeting to consider and review the offer from Company B and the status of alternative strategic transactions. Representatives of Morrison & Foerster and Bear Stearns were present at this meeting. Mr. Mitchell updated the directors on developments regarding Company B, including a significant number of unresolved issues that the Board discussed. A representative of Morrison & Foerster advised the Board of their fiduciary duties, and a representative of Bear Stearns reviewed the current offer from Company B and the current status of the discussions with other potential strategic partners. The Board reviewed this information and expressed concern over Company B’s willingness and ability to consummate the transaction, the mix of stock and cash and the valuation. As a result, the Board requested that management expand the scope of their discussions with third parties, including opportunities with Software AG.

On January 24, 2007, at the request of the Company, a representative of Bear Stearns contacted a representative of Arma Partners and advised that webMethods was in the process of considering various strategic alternatives for the Company. Bear Stearns further indicated that webMethods was already in discussions with a number of potential acquirors and that there was an opportunity for Software AG to participate in this process if it so desired.

On January 26, 2007, Mr. Mitchell had a call with a representative of Company B to reiterate the Company’s interest in pursuing the transaction, but explained that the price per share indicated by Company B’s revised offer was still too low. On January 29, 2007, Company B submitted to the Company a further revised proposal with a similar mix of stock and cash but adjusting the values to reflect the changes in Company B’s stock price, which implied a value of approximately $8.46 per share based upon the stock price of Company B on that date. Company B indicated its desire to retain its proposed mix of cash and stock to avoid volatility in its stock price after announcement of the transaction and to limit the number of shares issuable in the transaction. Company B also stated that any further discussions would need to be on an exclusive basis. Mr. Mitchell reiterated that the price was still too low and the Company desired an all stock transaction, but indicated that he would discuss Company B’s revised proposal with the Board. Mr. Mitchell indicated that the Company would not enter into exclusive negotiations with Company B but, if the basic terms of a transaction were agreed upon, the Company would move quickly to a definitive agreement. On January 30, 2007, a representative from Company B e-mailed Mr. Mitchell to say that their offer would remain at the same price and the same mix of stock and cash.

On January 30, 2007, Software AG and webMethods entered into the Confidentiality Agreement to facilitate the mutual sharing of information in order to allow Software AG and webMethods to evaluate a potential transaction. On January 31, 2007, representatives of Software AG and Arma Partners attended a day-

long meeting with representatives of webMethods and Bear Stearns. During this meeting representatives of both companies gave presentations on their respective operating plans and strategy, product development efforts and financial position and answered various questions from one another’s representatives about their respective revenues, customers, products and sales teams, and the due diligence process, among other things.

On January 31, 2007, representatives of another company (referred to as Company E), with whom Bear Stearns had held several discussions from November 2006 through January 2007 regarding a potential transaction, contacted the Company directly to express interest in furthering discussions with the Company. On February 1, 2007, Company E provided Bear Stearns with a draft mutual non-disclosure agreement for webMethods’ consideration. On February 2, 2007, Mr. Mitchell and Mr. Gyenes each had conversations with representatives of Company E regarding the market for the Company’s products and the potential for a strategic transaction between the two companies.

On February 6, 2007, the Board held a special meeting at which the directors received an update on various potential transactions. Representatives of Morrison & Foerster and Bear Stearns were present at this meeting. A representative of Bear Stearns noted that Company B had expressed reservations about the form of consideration to be paid in any strategic transaction, and in particular was not prepared to propose a transaction without at least 25% cash consideration. The Board expressed concern over Company B’s willingness and ability to consummate a strategic transaction with the Company, the mix of stock and cash and the valuation. Mr. Mitchell informed the directors that he had a number of conversations with members of management of Software AG regarding a strategic transaction and that a series of follow-up meetings was planned. Mr. McNitt informed the directors that an electronic data room had been established and noted that the Company had been engaged in negotiations with Company E regarding a non-disclosure agreement.

On February 7, 2007, the Company and Company E entered into a mutual non-disclosure agreement. After execution of this Agreement, Bear Stearns began providing Company E on behalf of webMethods with information regarding certain webMethods financial information and diligence materials. The Company granted authorized representatives of Company E access to the electronic data room and these parties commenced review of the various confidential corporate and financial documents contained therein.

On February 8, 2007, senior management of Software AG and representatives of Arma Partners held a further meeting with senior management of webMethods, and representatives of Bear Stearns that focused on webMethods’ operating plans and strategy, product development efforts and financial position.

On February 10, 2007, Company B restated its prior offer, but indicated that it was potentially willing to increase its price upon the successful completion of diligence. Company B reiterated its request for exclusivity but was willing to move forward with diligence before entering into such an arrangement. Throughout the month of February, the Company and Bear Stearns worked with Company B to facilitate its due diligence review.

On February 10, 2007, the Board met to discuss the various potential transactions. Representatives of Morrison & Foerster and Bear Stearns were present at the meeting. Bear Stearns provided an update on the meetings with Software AG and the preliminary discussions with Company E. Bear Stearns also discussed the revised offer from Company B. The Board instructed the Company and its advisors to continue to pursue potential transactions with Software AG, Company B and Company E.

On February 13, 2007, Company E provided Bear Stearns with an initial diligence request list, and Bear Stearns commenced providing Company E on behalf of webMethods with confidential financial information about the Company. On February 14, 2007, Mr. Mitchell and Ken Sexton, the Company’s Chief Financial Officer, gave representatives from Company E a preliminary presentation with respect to the Company’s products and services, internal processes and revenues, among other things.

On February 14, 2007, Software AG sent an initial due diligence request list to the Company requesting information and documents relating to the Company.

On February 15, 2007, Company E sent a comprehensive due diligence request list to Bear Stearns requesting information and documents relating to the Company.

On February 16, 2007, representatives from the Company and Company E held a meeting, at which the parties discussed the Company’s customers, products, employees, technology, sales processes and revenues, among other things. After this meeting, representatives of Company E presented the Company with an estimated price range for the Company of $7.25 to $8.00 per share in cash, with the understanding that such range could possibly increase after the successful completion of Company E’s due diligence process.

On February 20, 2007, Software AG delivered a letter to webMethods expressing its interest in a potential acquisition of the Company at a price of $8.25 to $8.75 per share in cash. Shortly after webMethods’ receipt of the letter, representatives of webMethods contacted representatives of Software AG to advise that the proposed price range was too low.

On February 21, 2007, Mr. Mitchell and Karl-Heinz Streibich, the Chief Executive Officer of Software AG, discussed price and timing of a potential transaction between the two companies. On February 23, 2007, representatives of Arma Partners and Bear Stearns discussed the price range proposed in Software AG’s letter of February 20 and the conditions on which Software AG would be granted access to additional nonpublic information regarding webMethods. Bear Stearns indicated that webMethods was permitting other potential acquirors to conduct due diligence on the Company through an electronic data room, and that Software AG would receive access to this electronic data room as well.

On February 24, 2007, the Board had an update call during which Mr. Mitchell gave an update on the status of the various potential strategic transactions as well as the business generally. The Board, with the participation of representatives from Bear Stearns and Morrison & Foerster, discussed and evaluated the Software AG proposal in addition to the status of other potential purchasers.

On February 26, 2007, the Company entered into amended non-disclosure agreements with Company B and Company E with respect to highly confidential information. webMethods granted authorized representatives of Company B and Company E access to the electronic data room and these parties commenced review of the various highly confidential nonpublic corporate and financial documents contained therein. Also on February 26, a representative of Company E traveled to the Company’s headquarters for a series of one-on-one meetings with certain Company executives.

On February 27, 2007, webMethods granted authorized representatives of Software AG access to the electronic data room and Software AG commenced its review of the various nonpublic corporate and financial documents contained therein. Software AG continued its due diligence efforts through the execution of the Merger Agreement. On March 3, 2007, an initial draft of the Merger Agreement was delivered to Arma Partners reflecting terms of the proposed transaction between the companies. The initial draft of the Merger Agreement contemplated a one-step merger structure rather than a two-step tender offer structure. On March 5, 2007, Software AG and webMethods amended their mutual nondisclosure agreement to facilitate the sharing of certain highly confidential information relating to webMethods’ customers, channel partners and employees.

On March 5 and March 6, 2007, Company B’s accounting advisors performed diligence on the financial and accounting records of the Company.

From March 7 until March 9, 2007, representatives of Company E and webMethods met to provide Company E with in-depth due diligence on the Company and its operations.

On March 14, 2007, representatives of Davis Polk & Wardwell (“Davis Polk”), outside counsel to Software AG, and Morrison & Foerster discussed the parties’ rights and obligations in connection with regulatory review of the proposed acquisition, including review by the Committee on Foreign Investment in the United States (“CFIUS”). These discussions continued through the execution of the Merger Agreement.

On March 14, 2007, Mr. McNitt met with technical advisors of Company E to provide them with materials associated with Company E’s review of the intellectual property of webMethods.

On March 14, 2007, an initial draft of a merger agreement was provided to Company E’s financial advisors reflecting terms of the proposed transaction between the companies.

On March 15, 2007, representatives of Company B contacted Mr. Mitchell to discuss the transaction and diligence items.

During the latter part of the week leading up to March 19, 2007, Bear Stearns contacted Company B on behalf of webMethods to indicate that Company B should revise its offer to reflect an increased transaction price. Company B indicated it would determine if it was able to raise its offer price and respond to the Company and its advisors.

On March 19, 2007, Company E submitted a preliminary, non-binding proposal for a transaction at a price per share of $8.75 in cash, together with a preliminary draft definitive agreement. Company E indicated that its draft was not based upon the initial draft provided by webMethods. The proposal was conditioned upon webMethods granting Company E a four week exclusive negotiating period.

On March 19, 2007, at the request of webMethods a representative of Bear Stearns contacted a representative of Arma Partners to advise that webMethods had recently received a proposal from a third party for an acquisition at a price that webMethods believed was attractive, and that this third party was prepared to complete a transaction quickly. Bear Stearns requested that Software AG reconfirm its interest in a transaction with webMethods including its proposed price and timetable for a transaction, and indicated that webMethods would proceed with this third party if Software AG failed to do so.

On March 19, 2007, Software AG delivered to webMethods a revised draft of the Merger Agreement that contemplated the acquisition being effected by means of a tender offer and a second step merger. From March 19 until the execution of the Merger Agreement, webMethods and Software AG and their representatives exchanged drafts of the Merger Agreement and held extensive negotiations relating to its terms and conditions.

From March 19, 2007 until the execution of the Merger Agreement, representatives of Software AG, webMethods, Arma Partners, Bear Stearns, Davis Polk and Morrison & Foerster discussed key issues relating to the potential transaction. The discussion focused on the price per share to be paid in the transaction, the parties’ rights and obligations in connection with regulatory review, restrictions on webMethods’ conduct during the period between signing of the Merger Agreement and the closing of the Merger, webMethods’ representations and warranties, the conditions to Software AG’s obligation to complete the transaction and webMethods’ right to terminate the Merger Agreement. The parties also addressed issues relating to restrictions on webMethods’ ability to solicit and accept an alternative acquisition proposal, as well as the amount of the break-up fee potentially payable to Software AG.

On March 19, 2007, representatives of Company B indicated that they were still interested in pursuing a transaction but understood that the transaction had become more competitive. They indicated that they would respond with an offer reflecting a higher price per share, if possible.

On March 22, 2007, Software AG delivered a proposal to webMethods containing a non-binding offer to acquire the Company with an estimated price range of $9.00 to $9.25 per share in cash.

On March 22, 2007, the Board considered the various alternative proposed strategic transactions. Representatives of Morrison & Foerster advised the directors regarding their fiduciary duties under Delaware law with respect to the various transactions. Mr. Mitchell and representatives of Bear Stearns discussed Company B, Software AG and Company E, including the proposal from Software AG and the proposal received from Company E for an all-cash offer conditioned upon a period of exclusivity. Mr. Mitchell and representatives of Bear Stearns explained that discussions with Company B had stalled over the past several weeks, and that Company B no longer showed much interest in pursuing a transaction. Representatives from Morrison & Foerster discussed the proposed forms of definitive agreements from both Software AG and Company E and the Board’s fiduciary obligations with respect to the two offers. The directors discussed the two proposals, reaching a consensus that the proposal from Software AG was the more favorable proposal. The directors agreed that Bear Stearns should advise Company E that exclusivity was unacceptable, that a more favorable proposal had been received by the Company and that the Company would consider a revised proposal without exclusivity and with an increased offering price. The Board also directed Mr. Mitchell to contact Software AG to confirm their proposed price and agreed to reconvene in the next two or three days to assess developments with respect to both offers.

On March 23, 2007, Company E indicated that they were withdrawing from the process. On the same day, webMethods delivered to Software AG a revised draft of the Merger Agreement and representatives of the parties held discussions relating to the same. The Company also contacted Company B to indicate that they needed to increase their offer. Company B indicated that they did not believe that they would be able to do so.

On March 24, 2007, the Board held a special meeting to discuss certain proposed strategic transactions. Representatives of Morrison & Foerster and Bear Stearns were present at this meeting. Bear Stearns informed the Board that Company E had disengaged from talks with the Company as a result of the Company’s refusal to accept an exclusive negotiating period. Bear Stearns further noted that Company B had been unresponsive despite attempts to communicate with Company B’s management. Bear Stearns then updated the directors with respect to the Software AG offer, which the Board discussed. The directors reached a consensus that the Company and its advisors should work as expeditiously as possible to conclude negotiations with Software AG with respect to a definitive agreement.

On March 26, 2007, Software AG delivered to webMethods an initial draft of the Tender and Support Agreement under which webMethods’ directors and executive officers would agree, among other things, to support the transaction by tendering their Shares in the Offer and voting in favor of the Merger, if necessary. From March 26 until the execution of the Merger Agreement, representatives of the directors and executive officers of webMethods and Software AG exchanged drafts of the Tender and Support Agreement and held negotiations relating to its terms and conditions.

On March 26, 2007 through April 3, 2007, at the request of webMethods representatives from Bear Stearns contacted Company B and Company E to inquire whether they were considering re-engaging in the process. Company B did not respond to these inquiries, and Company E did not respond with a revised proposal.

On March 29, 2007, Software AG delivered to webMethods a revised draft of the Merger Agreement. From March 29, 2007 through April 4, 2007, Software AG concluded its due diligence investigation and the parties finalized the webMethods disclosure schedules, which set forth certain exceptions to webMethods’ representations and warranties in the Merger Agreement. On April 1, 2007, webMethods delivered to Software AG a revised draft of the Merger Agreement.

On April 2, 2007, Software AG’s Supervisory Board held a special meeting and unanimously authorized management to take actions necessary to conclude the transaction or decide that it should not go forward.

On April 3, 2007, the Board held a special meeting to discuss the remaining issues under the Merger Agreement and the other proposed transactions. Representatives of Morrison & Foerster and Bear Stearns were present at this meeting. A representative of Morrison & Foerster advised the Board of their fiduciary duties, and reviewed the proposed terms of the transaction. A representative of Bear Stearns reviewed with the Board Bear Stearns’ analysis of the financial terms of Software AG’s proposal. Thereafter, the Board directed the Company and its advisors to continue their discussions with Software AG with attention to remaining open issues.

On April 3 and 4, 2007, representatives of Software AG, webMethods, Davis Polk and Morrison & Foerster met to negotiate the remaining issues under the Merger Agreement. The discussion focused on the parties’ rights and obligations in connection with review of the proposed transaction by CFIUS and other regulatory bodies, restrictions on webMethods’ conduct during the period between signing of the Merger Agreement and the closing of the Merger, webMethods’ representations and warranties, the conditions to Software AG’s obligation to complete the acquisition, and webMethods’ right to terminate the Merger Agreement, the amount of the termination fee and under what circumstances the termination fee would be payable. During these meetings, Software AG provided a revised offer of $9.15 per share in cash.

On April 4, 2007, the Board again convened a special meeting to review the transaction. Representatives of Morrison & Foerster and Bear Stearns were present at this meeting. A representative of Morrison & Foerster reviewed the terms of the Merger Agreement and updated the Board regarding the changes from the terms discussed at the prior meeting. A representative of Bear Stearns updated Bear Stearns’ presentation regarding the financial terms of the proposed transaction. Thereafter, Bear Stearns delivered to the Board Bear Stearns’ oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $9.15 in cash per share of Common Stock was fair, from a financial point of view, to holders of Common Stock, excluding Software AG and its affiliates, and the Board unanimously approved the Merger Agreement and the consummation of the Offer and the Merger and recommended that the stockholders of webMethods tender their Shares into the Offer.

On April 4, 2007, representatives of Software AG and webMethods finalized the Merger Agreement and the schedules thereto. Software AG and webMethods thereafter executed the Merger Agreement. Concurrently, a substantial majority of the directors and executive officers of webMethods executed the Tender and Support Agreement with Software AG, with the remainder agreeing to execute it as soon as possible thereafter and to comply with its terms in the interim. On April 5, 2007, Software AG and webMethods issued a joint press release announcing the transaction and the execution of the Merger Agreement.

Reasons for Recommendation.

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve the Merger and the Merger Agreement, the Board consulted with the Company’s senior management and legal and financial advisors and considered a number of factors, including the following:

•	Financial Condition and Prospects of the Company. The Board considered the Company’s business, financial condition and results of operations, as well as its near and long term prospects and strategic objectives. The Board discussed and deliberated at length concerning the Company’s current financial outlook, including the risks associated with carrying out and achieving the Company’s business plans. In addition, the Board considered the recent departure of the Company’s Chief Operating Officer, and the impact of this departure on the sales operations of the Company, and the general challenges of recruiting and retaining qualified executive management and sales staff.

•	Competitive Environment. The Board considered the competitive environment in which the Company operates. The Board assessed the competitive challenges facing the Company if it remained as an independent company, including competition with companies of greater scale and with access to greater resources that may be able to invest more quickly and heavily in technology and talent required to enhance and expand their products and services, build brand awareness and penetrate new geographic markets, and that can pay higher premiums for targeted acquisitions. Also, the Board considered the rapid consolidation and evolution of the integration software industry, which may change the competitive dynamics as current partners are acquired by competitors of the Company and current market and customer relationships shift.

•	Historical Trading Prices. With assistance from Bear Stearns, the Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer Price represents a premium of approximately 27.3% over the closing price of the Common Stock on the Nasdaq Global Market on March 30, 2007 and a premium of approximately 25.9% over the six month average closing price.

•	Cash Tender Offer; Certainty of Value. The Offer provides for a cash tender offer for all Shares held by Company stockholders to be followed by the Merger for the same consideration, thereby enabling Company stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares and eliminating any uncertainties in valuing the merger consideration to be received by the Company stockholders. The Board also considered Software AG’s size and financial position and its ability to pay the Offer Price without the need for a financing condition.

•	Results of Discussions with Third Parties. The Board, with the assistance of its advisors, discussed and considered the results of discussions the Company’s management and its advisers had had with Software AG and other third parties regarding a possible business combination or similar transaction with the Company and the ability of other bidders to make, and the likelihood that other bidders would make, an offer at a higher price. Based on those discussions and considerations, and the Company’s extended negotiations with Software AG, the Board believed that the Offer Price represented the highest price reasonably attainable.

•	Opinion and Analyses of the Company’s Financial Advisor. The opinion of Bear Stearns to the Board, dated April 4, 2007, to the effect that, as of April 4, 2007, the consideration of $9.15 in cash per share to be received by the holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, together with Bear Stearns’ related financial analyses as presented to and discussed with the Board. The full text of the Bear Stearns opinion, which sets forth the assumptions made, matters considered, and limitations on and scope of the review undertaken, is attached to this document as Annex II and is incorporated by reference.

•	Merger Agreement Terms and Conditions. The Board reviewed, considered and discussed with the Company’s management and the Company’s legal and financial advisors the terms and conditions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties. The matters considered included:

•	The Board’s view that the material terms of the Merger Agreement, taken as a whole, were as favorable as, or more favorable than, those found in comparable acquisition transactions.

•	The Board’s determination that the termination fee was reasonable and would not likely deter competing bids.

•	The availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL.

•	The facts that the obligations of Software AG and Purchaser under the Offer and the Merger are not subject to any financing condition, that Software AG has secured an executed commitment letter from a reputable financing source for the Offer and the Merger, and the efforts that Software AG is required to make under the Merger Agreement to obtain the proceeds of the financing.

•	The provisions in the Merger Agreement allowing the Company, subject to certain conditions as set forth in the Merger Agreement, to enter into a written agreement concerning a Superior Proposal (as defined in the Merger Agreement).

•	The provisions in the Merger Agreement allowing the Company to terminate the Merger Agreement if the Offer shall not have been consummated prior September 15, 2007.

•	The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement, and the absence of significant required regulatory approvals (other than antitrust and Committee on Foreign Investment in the United States approvals) and the likelihood such approvals would be received without unacceptable conditions.

•	The provisions in the Merger Agreement allowing the Board, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to the Company’s stockholders with respect to the Offer and Merger if required by the Board’s fiduciary duties.

The Board also considered a number of uncertainties and risks in their deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	Termination Fee. The restrictions that the Merger Agreement impose on actively soliciting competing bids, and the insistence by Software AG as a condition to its offer that the Company would be obligated to pay a termination fee of approximately $13.6 million under certain circumstances, and the potential effect of such termination fee in deterring other potential acquirers from proposing alternative transactions.

•	Failure to Close. The conditions to Software AG’s and Purchaser’s obligation to accept the tendered Shares in the Offer and consummate the Merger, and the possibility that such conditions may not be satisfied. The fact that, if the Merger is not completed, the Company’s officers and other employees will have expended extensive time and effort attempting to complete the transaction and will have experienced significant distractions from their work during the pendency of the transaction. The fact that, if the Merger is not completed, the market’s perception of the Company’s continuing business could potentially result in a loss of customers, vendors and employees.

•	Tender and Support Agreement. The Board noted that certain executive officers and directors of the Company, who together control approximately 5.8% of the voting rights of the Company’s Common Stock (assuming the exercise of all options held by such executive officers and directors), have agreed to tender their Shares in the Offer pursuant to the Tender and Support Agreement. The Board also noted that the Tender and Support Agreement terminates if the Merger Agreement is terminated in accordance with its terms.

•	Regulatory Approval. The Offer is conditioned upon the receipt of certain regulatory approvals, such as approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and The Exon-Florio Amendment to the Defense Production Act of 1950.

•	Pre-Closing Covenants. Under the terms of the Merger Agreement, the Company agreed that it will conduct its business and operations only in the ordinary and usual course of business and in a manner consistent with prior practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior consent of Software AG.

•	Cash Consideration. The fact that, subsequent to consummation of the Merger, the Company will no longer exist as an independent public company and that the cash transaction prevents the Company’s stockholders from participating in any value creation that the Company could generate going forward, as well as any future appreciation in value of the combined company.

•	Taxation. The fact that gains from this transaction would be taxable to the Company’s stockholders for U.S. federal income tax purposes.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the members of the Board were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, and pursuant to the Tender and Support Agreement, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer and to vote in favor of the Merger. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of webMethods’ Financial Advisor.

At the April 4, 2007 meeting of the Board, Bear Stearns delivered to the Board its oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $9.15 in cash per share of Common Stock was fair, from a financial point of view, to holders of Common Stock, excluding Software AG and its affiliates.

The full text of Bear Stearns’ written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Bear Stearns, is attached to this document as Annex II. The summary of the Bear Stearns opinion set forth below is qualified in its entirety by reference to the full text of the opinion. webMethods stockholders are encouraged to read the Bear Stearns opinion in its entirety. In reading the summary of the Bear Stearns opinion set forth below, webMethods stockholders should be aware that the opinion:

•	was provided to the Board for its benefit and use in connection with its consideration as to whether the consideration of $9.15 in cash for each share of Common Stock, was fair, from a financial point of view, to such holders, excluding Software AG and its affiliates;

•	did not constitute a recommendation to the Board as to how to vote in connection with its consideration of the Merger Agreement or any holder of Common Stock as to whether to tender any shares of Common Stock pursuant to the Offer or how to vote in connection with the Merger;

•	did not address webMethods’ underlying business decision to pursue the Transaction on the terms set forth in the Merger Agreement, the relative merits of the Transaction as compared to any alternative business strategies that might exist for webMethods or the effects of any other transaction in which webMethods might engage; and

•	did not express any opinion as to the price or range of prices at which the shares of Common Stock might trade subsequent to the announcement of the Transaction.

In arriving at its opinion, Bear Stearns, among other things:

•	reviewed the Merger Agreement;

•	reviewed webMethods’ Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 2004, 2005 and 2006, its Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006, its preliminary results for the quarter and year ended March 31, 2007 and its Current Reports on Form 8-K filed since March 31, 2006;

•	reviewed certain operating and financial information relating to webMethods’ business and prospects, including projections for the three fiscal years ended March 31, 2010, which are referred to as the “Projections”, all as prepared and provided to Bear Stearns by webMethods’ management;

•	met with certain members of webMethods’ senior management to discuss webMethods’ business, operations, historical and projected financial results and future prospects (including the Projections);

•	reviewed the historical prices, trading multiples and trading volumes of the Common Stock;

•	performed discounted cash flow analyses based on the Projections;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to webMethods;

•	reviewed the terms of recent acquisitions of companies which Bear Stearns deemed generally comparable to webMethods; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

In preparing its opinion, Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bear Stearns by webMethods, or obtained by Bear Stearns from public sources, including, without limitation, the Projections. With respect to the Projections, Bear Stearns relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of webMethods as to the expected future performance of webMethods. Bear Stearns has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and has further relied upon the assurances of the senior management of webMethods that they were unaware of any facts that would make the information, including the Projections provided to Bear Stearns, incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of webMethods, nor was Bear Stearns furnished with any such appraisals. During the course of its engagement, Bear Stearns was asked by the Board to solicit indications of interest from various third parties regarding a transaction with webMethods, and Bear Stearns has considered the results of such solicitation in rendering its opinion. Bear Stearns assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Merger Agreement, without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on webMethods.

The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to the Board in connection with rendering its fairness opinion. This summary does not purport to be a complete description of the analyses underlying the Bear Stearns opinion and the order of the analyses described does not represent the relative importance or weight given to the analyses performed by Bear Stearns.

Summary of reviews and analyses.  Bear Stearns’ opinion was necessarily based on economic, market and other conditions, and the information made available to Bear Stearns, as of the date of the opinion. In performing its analyses, Bear Stearns made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bear Stearns and webMethods. Any estimates contained in the analyses performed by Bear Stearns are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the reviews and financial and valuation analyses used by Bear Stearns, any information presented in tabular format must be read together with the text of each summary. The tables alone do not represent a complete description of any such reviews or financial and valuation analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses. All such reviews and financial and valuation analyses were based on information available to Bear Stearns on April 4, 2007. Bear Stearns has not undertaken, and is under no duty, to update any such reviews or financial and valuation analyses upon the availability of new information.

Historical Stock Performance Analysis.  Bear Stearns compared the consideration of $9.15 in cash per share of Common Stock to the closing prices for webMethods on certain dates and to the average daily closing prices for Common Stock for various periods and noted the following implied offer premia:

Implied Offer Premia

		Premium
	Common	(Implied by
Time Period	Stock	consideration
(ending March 30, 2007)	price	of $9.15)

1 day (March 30, 2007)	$7.19	27.3%
10 day average	$7.20	27.0%
30 day average	$6.98	31.2%
90 day average	$7.16	27.8%
6 month average	$7.27	25.9%
52-week high (May 8, 2006)	$9.90	(7.6)%
52-week low (July 20, 2006)	$6.26	46.2%

Using publicly available information, Bear Stearns also reviewed the trading history of the Common Stock for the one year period ending March 31, 2007 on a stand-alone basis and also in relation to the Nasdaq composite, as well as to a group consisting of the following five infrastructure software companies, which are referred to as the “Infrastructure Software Companies”:

•	BEA Systems, Inc.

•	Informatica Corporation

•	Progress Software Corporation

•	Sybase, Inc.

•	TIBCO Software Inc.

Discounted Cash Flow Analysis.  Bear Stearns performed a discounted cash flow analysis on the projected cash flows of webMethods for the fiscal years ending March 31, 2008 through March 31, 2010 using the Projections. Bear Stearns also calculated the terminal value of the enterprise at March 31, 2010 by multiplying projected earnings before interest, taxes, stock-based compensation, amortization of intangibles, in-process R&D expense write-offs, restructuring expense and excess facilities costs, or “EBIT”, in the fiscal year ending March 31, 2010 by multiples ranging from 11.0x to 14.0x. To discount the projected free cash flows and the terminal value to present value, Bear Stearns used discount rates ranging from 13.0% to 16.0%. Bear Stearns added to this amount the mid-point of the present value of webMethods’ net operating loss carryforwards provided by webMethods’ management calculated using the same range of discount rates. This analysis indicated a range of implied equity value per share of Common Stock of $7.63 to $8.67, compared to the consideration of $9.15 per share of Common Stock.

Selected Precedent Transaction Analysis.  Using publicly available information, Bear Stearns examined the following transactions involving enterprise software companies by strategic acquirors announced since

January 1, 2002, which are referred to as the “Tier 1” transactions. The Tier 1 transactions considered and the month and year each transaction was announced were as follows:

Tier 1 Transactions

Target	Acquiror	Month and Year

SeeBeyond Technology Corporation	Sun Microsystems, Inc.	June 2005
Ascential Software Corporation	International Business Machines Corporation	March 2005
Staffware plc	TIBCO Software Inc.	April 2004
Mercator Software	Ascential Software Corporation	August 2003
Talarian Corporation	TIBCO Software Inc.	January 2002

Using publicly available information, Bear Stearns also examined the following additional transactions involving enterprise software companies with transaction values between $300 million and $450 million, which are referred to as the “Tier 2” transactions. The Tier 2 transactions considered and the month and year each transaction was announced were as follows:

Tier 2 Transactions

Target	Acquiror	Month and Year

MapInfo Corporation	Pitney Bowes Inc.	March 2007
Stellent, Inc.	Oracle Corporation	November 2006
Hummingbird Ltd.	Open Text Corporation	July 2006
Verity Inc.	Autonomy Corporation plc	November 2005
Captiva Software Corporation	EMC Corporation	October 2005
Peregrine Systems, Inc.	Hewlett-Packard Company	September 2005
Merant	Serena Software, Inc.	March 2004

In its analysis, Bear Stearns derived and compared multiples for webMethods and the selected transactions, calculated as follows:

•	transaction value as a multiple of revenues for the latest-twelve-months, or “LTM”, immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM Revenues,”

•	transaction value as a multiple of LTM EBIT immediately preceding announcement of the transaction, which is referred to below as “Enterprise Value/LTM EBIT,”

•	transaction value as a multiple of estimated revenues for the next-twelve-months, or “NTM”, following announcement of the transaction, which is referred to below as “Enterprise Value/NTM Revenues,” and

•	transaction value as a multiple of estimated NTM EBIT for the period following announcement of the transaction, which is referred to below as “Enterprise Value/NTM EBIT.”

This analysis indicated the following:

Selected Precedent Transaction Multiples

Tier 1 Transactions

							webMethods
							(Implied by
							consideration
	High		Low		Median		of $9.15)

Enterprise Value/LTM Revenues	3.66	x	1.04	x	2.33	x	1.97x
Enterprise Value/LTM EBIT	40.8	x	37.5	x	39.1	x	NM*
Enterprise Value/NTM Revenues	3.08	x	1.17	x	2.04	x	1.98x
Enterprise Value/NTM EBIT	24.6	x	22.8	x	23.7	x	NM*

*	Not meaningful

Tier 2 Transactions

							webMethods
							(Implied by
							consideration
	High		Low		Median		of $9.15)

Enterprise Value/LTM Revenues	3.98	x	1.46	x	2.34	x	1.97x
Enterprise Value/LTM EBIT	45.2	x	21.5	x	23.6	x	NM*
Enterprise Value/NTM Revenues	3.73	x	1.39	x	2.20	x	1.98x
Enterprise Value/NTM EBIT	35.1	x	22.3	x	23.2	x	NM*

*	Not meaningful

This analysis was compiled using webMethods LTM and NTM multiples as of December 31, 2006 based on the Projections. Based on the Projections and a range of NTM revenue multiples of 1.50x to 2.00x, Bear Stearns calculated an implied equity value per share of Common Stock of $7.65 to $9.30, compared to the consideration of $9.15 per share of Common Stock.

Bear Stearns noted that none of the precedent transactions above are identical to this transaction. Bear Stearns further noted that the analysis of precedent transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the acquisition value of webMethods versus the acquisition value of any comparable company in general and the transactions above in particular.

Selected Comparable Company Analysis.  Using publicly available research analyst earnings forecasts and information provided by webMethods’ management, including the Projections, Bear Stearns compared certain operating, financial, trading and valuation information for webMethods to the corresponding information for the Infrastructure Software Companies. In its analysis, Bear Stearns derived and compared multiples for webMethods and the Infrastructure Software Companies, calculated as follows:

•	enterprise value, which is defined as equity market value plus net debt, minority interest and liquidation value of preferred stock, divided by estimated revenue for calendar year 2006, which is referred to below as “Enterprise Value/CY 2006E Revenue”,

•	enterprise value divided by estimated revenue for calendar year 2007, which is referred to below as “Enterprise Value/CY 2007E Revenue,”

•	enterprise value divided by EBIT for calendar year 2006, which is referred to below as “Enterprise Value/CY 2006E EBIT”, and

•	enterprise value divided by estimated EBIT for calendar year 2007, which is referred to below as “Enterprise Value/CY 2007E EBIT.”

This analysis indicated the following:

Infrastructure Software Company Multiples

									webMethods
									(Implied by
									consideration
	High		Low		Mean		Median		of $9.15)

Enterprise Value/CY 2006E Revenue	3.32	x	2.57	x	2.76	x	2.61	x	1.97x
Enterprise Value/CY 2007E Revenue	2.88	x	2.23	x	2.46	x	2.44	x	1.98x
Enterprise Value/CY 2006E EBIT	21.6	x	13.1	x	15.1	x	13.7	x	NM*
Enterprise Value/CY 2007E EBIT	16.6	x	10.9	x	12.5	x	11.7	x	NM*

*	Not meaningful

Using publicly available research analyst earnings forecasts and information provided by webMethods management, including the Projections, Bear Stearns also compared certain operating, financial, trading and valuation information for webMethods to the corresponding information for the following small capitalization infrastructure software companies, which are referred to as the “Small-Cap Software Companies”:

•	Borland Software Corporation

•	DataMirror Corporation

•	ILOG S.A.

•	IONA Technologies plc

•	Pegasystems Inc.; and

•	Pervasive Software Inc.

In its analysis, Bear Stearns also derived and compared for the Small-Cap Software Companies and webMethods the same multiples as indicated above for the Infrastructure Software Companies. The analysis indicated the following:

Small-Cap Software Company Multiples

									webMethods
									(Implied by
									consideration
	High		Low		Mean		Median		of $9.15)

Enterprise Value/CY 2006E Revenue	2.39	x	1.08	x	1.58	x	1.52	x	1.97x
Enterprise Value/CY 2007E Revenue	2.22	x	1.09	x	1.48	x	1.34	x	1.98x
Enterprise Value/CY 2006E EBIT	35.2	x	7.7	x	20.0	x	18.5	x	NM*
Enterprise Value/CY 2007E EBIT	22.7	x	7.7	x	13.2	x	9.1	x	NM*

*	Not meaningful

Based on the Projections and a range of Enterprise Value/CY 2007 Revenue multiples of 1.25x to 1.75x, Bear Stearns calculated an implied equity value per share of Common Stock of $6.83 to $8.48, compared to the consideration of $9.15 per share of Common Stock.

Bear Stearns noted that none of the comparable companies are identical to webMethods and, accordingly, any analysis of comparable companies necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would necessarily affect the relative trading value of webMethods versus the companies to which webMethods was being compared.

The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analysis and the application of those methods to the particular circumstances involved. The opinion is, therefore, not readily susceptible to partial analysis or summary description. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, would create a misleading and incomplete view of the processes underlying its opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of Common Stock. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable company analysis described above are identical to webMethods, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the transaction with Software AG. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not strictly mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of webMethods and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Bear Stearns opinion was just one of the many factors taken into consideration by the Board. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of the Board with respect to the fairness of the per share consideration to be received, from a financial point of view, by the holders of Common Stock.

Bear Stearns has previously been engaged by webMethods to provide investment banking and other services on matters unrelated to the Transaction, for which it has received customary fees. Bear Stearns may seek to provide webMethods and Software AG and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future. Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to webMethods, Software AG, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by webMethods and/or Software AG and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

Pursuant to an engagement letter dated March 31, 2007, webMethods engaged Bear Stearns to act as its financial advisor with respect to the possible sale of webMethods. In selecting Bear Stearns, the Board considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in webMethods’ industry as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of business and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.

Pursuant to the engagement letter, webMethods agreed to pay to Bear Stearns for its services (i) a fee in the amount of $700,000, payable upon the delivery of its opinion, and (ii) an additional fee payable contingent upon consummation of the Offer based upon a percentage of the aggregate value of the transaction, which fee is expected to be approximately $5.5 million (against which the fee paid pursuant to clause (i) will be credited). In addition, webMethods agreed to reimburse Bear Stearns for all out-of-pocket expenses reasonably incurred by Bear Stearns in connection with its engagement, including the reasonable fees and disbursements of its legal counsel. webMethods has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Bear Stearns in Item 4, under the heading “Opinion of webMethods’ Financial Advisor,” is incorporated herein by reference.

Except as described above, neither the Company, nor any person acting on its behalf, has employed, retained, or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or Merger.

Item 6.	Interest in Securities of the Subject Company.

Other than set forth below, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company:

(a) The Company’s non-employee directors, Fran Dramis, James P. Gauer, R. James Green, Peter Gyenes, Jerry J. Jasinowski, Jack L. Lewis, Vincent J. Mullarkey, Gene Riechers, and William Russell, and executive officers, David Mitchell, Douglas McNitt, Ken Sexton, Kristin Weller Muhlner and Michael Krone, have executed a Tender and Support Agreement with Parent, as discussed in Item 3(b) above;

(b) On February 20, 2007, David Mitchell exercised stock options for 12,188 shares of Common Stock at an exercised price of $5.89 and sold the shares at an average price of $7.02, with prices ranging from $6.99 to $7.11, pursuant to an existing trading plan complying with Rule 10b5-1 promulgated under the Exchange Act.

(c) On April 2, 2007, Jack L. Lewis, James P. Gauer and Gene Reichers acquired phantom stock grants of 1,336.452 shares, 1,754.093 shares and 1,670.565 shares respectively, pursuant to the Company’s Deferred Compensation Plan for Directors, whereby each of these individuals elected to defer receipt of his retainer and fees for attending meetings of the webMethods Board and its committees and receive shares of Common Stock valued by the quotient of the amount of director retainer and fees accrued during the previous quarter divided by the fair market value of the Company’s Common Stock, as calculated in accordance with the Deferred Compensation Plan for Directors. The phantom shares will be paid to the individuals in the form of Common Stock, as soon as practicable after the earlier of each individual’s termination of service as a director or the termination of the Deferred Compensation Plan for Directors.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (2) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the

Company, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser of certain persons to be appointed to the Board, pursuant to the Merger Agreement, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company has granted to Purchaser an option (the “Top-Up Option”), exercisable once after the consummation of the Offer and on or prior to the earlier of (i) the 21st business day after the expiration date of the Offer, or (ii) the termination of the Merger Agreement in accordance with its terms, to purchase that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser or Parent at the time of such exercise, shall constitute one share more than 90% of the Common Stock (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price. The Top-Up Option is not exercisable for any of shares of Common Stock (x) in excess of the Company’s then authorized and unissued shares of Common Stock or (y) that would require the Company to obtain approval of its stockholders under any Nasdaq rule or regulation or other applicable law.

Vote Required to Approve the Merger and DGCL Section 253

The Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (“Short-Form Merger”). If Purchaser acquires less than 90% of the outstanding shares of Common Stock, pursuant to the Offer or otherwise, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Antitrust in the United States.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder, certain acquisitions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”)

and the Federal Trade Commission (the “FTC”) and a prescribed waiting period has expired or otherwise terminated. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we expect to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC no later than April 20, 2007. If filed on that date, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 P.M., New York City time, on May 7, 2007. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the parties. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, 10 days after our substantial compliance with such request. In practice, complying with a request for additional information or material can take a significant amount of time. We expect to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Merger. At any time before or after the consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of certain assets or businesses of the parties. At any time before or after the consummation of the Merger, and notwithstanding that the HSR Act waiting period may have expired, the FTC, Antitrust Division, or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of certain assets or businesses. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Antitrust in Germany.  Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated only if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one-month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one-month waiting period of the initiation of an in-depth investigation. Parent intends to file the German Notification as soon as practicable. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated only if the acquisition is approved by the FCO, either by written approval or by expiration of a four-month waiting period commenced by the filing of the German Notification, unless the FCO notifies Software AG within the four-month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the ARC if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs after the acquisition of Shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.

Other Foreign Competition Law Filings.  The Company is not aware of any other material antitrust governmental or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and Merger.

Substantive Antitrust Considerations.  Based upon an examination of publicly available information relating to the businesses in which the Company is engaged, the Company believes that Purchaser’s purchase of Common Stock in the Offer and Merger should not violate the applicable antitrust laws and that the Merger can be effected in compliance with applicable antitrust laws.. Nevertheless, the Company cannot be certain that a challenge to the Offer and Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Exon-Florio; CFIUS.  The Exon-Florio Amendment to the Defense Production Act of 1950 (“Exon-Florio”) empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, finds credible evidence that the foreign person might take action that threatens to impair the national security of the United States and that other provisions of existing law do not provide adequate and appropriate authority to protect the national security. By a 1988 executive order, the President delegated to CFIUS the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions.

A party or parties to a transaction may, but are not required to, submit a voluntary notice of the transaction to CFIUS. CFIUS also has the power to initiate reviews in the absence of a voluntary notification. CFIUS has 30 calendar days from the date it accepts the submission to review the transaction and decide whether to initiate a formal investigation. If CFIUS declines to investigate, it sends a “no investigation” letter, and the review process is complete. If CFIUS decides to investigate, it has 45 calendar days in which to prepare its recommendations to the President of the United States, who must then decide within 15 calendar days whether to block the transaction.

Software AG and webMethods plan to submit a notice of the merger to CFIUS, in accordance with the regulations implementing Exon-Florio, no later than April 20, 2007. Although Software AG and the Purchaser do not believe an investigation of, or recommendation to block, the Offer or the Merger by CFIUS is warranted under the standards of Exon-Florio, CFIUS and the President of the United States have considerable discretion to conduct investigations and block transactions under Exon-Florio. The expiration or termination of the CFIUS review process and the determination by CFIUS or the President of the United States that there are no issues of national security sufficient to warrant investigation or block the proposed transaction are a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

Projected Financial Information

The Company does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal quarter due to the unpredictability of the underlying assumptions and estimates. However, the Company made available to all potential acquirers who signed confidentiality agreements, including Software AG, certain non-public business and financial information about the Company, including the non-public internal financial forecast regarding its anticipated future operations for the fiscal years 2007 through 2010. The Company also provided this information to Bear Stearns, in its capacity as the Company’s financial advisor. A summary of the internal financial forecast is set forth below.

The internal financial forecast was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The information in the internal financial forecast relating to the fiscal year ended March 31, 2007 includes projections provided by the Company prior to the end of the 2007 fiscal year. As a result, such projections do not reflect actual results for the fiscal year ended March 31, 2007. The summary of the internal financial forecast is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the internal financial forecast was made available by the Company to Software AG and to Bear Stearns.

The internal financial forecast was based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including but not limited to meeting certain sales performance criteria and implementing certain cost saving initiatives. In developing the internal financial forecast, the Company reviewed various assumptions and alternative projections based on potential modifications to such assumptions. After the completion of that review process, the Company concluded that the alternative projections were not likely to be achieved. The Company adopted the internal financial forecast as its most realistic estimate of the Company’s future financial performance. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; change in customer budgets; failure of the Company to retain, recruit and hire key management, sales and technical personnel; inability to achieve cost saving initiatives; the failure to adequately enable the sales force to achieve certain sales performance objectives; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the SEC for the fiscal year ended March 31, 2006. The internal financial forecast also may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecast was based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond the Company’s control. The internal financial forecast also reflects assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the internal financial forecast in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its affiliates, advisors or representatives considered or consider the internal financial forecast to be predictive of actual future events, and the internal financial forecast should not be relied upon as such. Neither the Company nor its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these internal financial forecast, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecast to reflect circumstances existing after the date such internal financial forecast were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company does not intend to make publicly available any update or other revisions to the internal financial forecast, except as required by law. None of the Company or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of the Company compared to the information contained in the internal financial forecast or that forecasted results will be achieved. The Company has made no representation to Software AG, in the Merger Agreement or otherwise, concerning the internal financial forecast.

The Company’s stockholders are cautioned not to place undue reliance on the projected financial information included in this Schedule 14D-9.

PROJECTED FINANCIAL INFORMATION
(in millions)

	Fiscal Year Ended March 31,
	2007	2008	2009	2010

Total Revenue	$201.6	$217.8	$242.1	$265.1
EBIT*	$(6.7)	$12.4	$21.2	$30.3
Net Income (Loss)*	$(0.3)	$12.0	$17.6	$23.6

*	EBIT and Net Income (Loss) as provided are non-GAAP financial measures. For these purposes EBIT means earnings before interest, taxes, stock-based compensation, amortization of intangibles, in-process R&D expense write-offs, restructuring expense, and excess facilities costs.

Amendment to the Rights Agreement

In connection with and prior to the execution of the Merger Agreement, the webMethods Board approved and the Company entered into an Amendment to Rights Agreement (the “Amendment”), dated April 4, 2007, by and between the Company and American Stock Transfer & Trust Company (the “Rights Agent”), to the Rights Agreement (the “Rights Agreement”), dated as of October 18, 2001, by and between the Company and the Rights Agent.

The Amendment, among other things, renders the Rights Agreement inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, the Amendment provides that neither Parent, Purchaser, nor any of their affiliates will become an “Acquiring Person” (as such term is defined in the Rights Agreement), none of a “Stock Acquisition Date”, a “Distribution Date”, or a “Section 13 Event” (each as defined in the Rights Agreement) shall occur, and that the “Rights” (as such term is defined in the Rights Agreement) will not separate from shares of Company common stock, in each case, by reason of the approval or execution of the Merger Agreement, the announcement or consummation of the Merger, the Merger Agreement or the transactions contemplated thereby. The Amendment also provides that the Rights Agreement shall expire immediately prior to the Effective Time if the Rights Agreement has not otherwise terminated. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force and effect.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Appraisal Rights

Under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of its Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Dissenters’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the approval and adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: webMethods, Inc., 3877 Fairfax Ridge Road, South Tower, Fairfax, Virginia, 22030. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 must not vote for the approval and adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the approval and adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to approve the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the approval and adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. Moreover, we understand that Parent intends to cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and we understand Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”) relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interest of such persons in transactions with the Company, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Item 9.	Material to Be Filed as Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated April 18, 2007.*†
(a)(1)(B)	Form Letter of Transmittal.*†
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*†
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*†
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*†
(a)(1)(G)	Text of press release issued by Parent and the Company dated April 5, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 5, 2007).
(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).†
(a)(2)(A)	Letter to Stockholders from the Chief Executive Officer of the Company, dated April 18, 2007.†
(a)(2)(B)	E-mail to webMethods Employees and Frequently Asked Questions, from the Chief Executive Officer of the Company, dated April 5, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 5, 2007).
(a)(2)(C)	Investor Presentation by Parent and the Company (incorporated by reference to the pre-commencement Schedule 14D-9C filed with the SEC on April 5, 2007).
(a)(5)	Opinion of Bear Stearns to the Board of Directors of the Company, dated April 4, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).†
(e)(1)	Agreement and Plan of Merger, dated as of April 4, 2007, by and among Purchaser, Parent and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on April 6, 2007).
(e)(2)	Tender and Support Agreement, dated as of April 4, 2007, by and among Purchaser, Parent, the Company and each director and executive officer of the Company (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed with the SEC on April 6, 2007).
(e)(3)(A)	Executive Agreement, dated March 9, 2004, by and between the Company and Douglas McNitt.
(e)(3)(B)	Executive Agreement, dated January 2, 2007, by and between the Company and Kenneth A. Sexton (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC on February 9, 2007).
(e)(3)(C)	Amended and Restated Executive Agreement, dated December 21, 2006, by and between the Company and David L. Mitchell (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed with the SEC on February 9, 2007).
(e)(3)(D)	Executive Agreement, dated April 2, 2007, by and between the Company and Michael L. Krone.
(e)(3)(E)	Executive Agreement, dated March 15, 2005, by and between the Company and Kristin Weller Muhlner.
(e)(4)	Form of Indemnification Agreement with the directors and officers of the Company (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on December 8, 1999).
(e)(5)	Amendment to Rights Agreement, dated April 4, 2007, between the Company and American Stock Transfer & Trust Company as Rights Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on April 6, 2007).
(e)(6)(A)	Confidentiality Agreement, dated January 30, 2007, by and between Parent and the Company.
(e)(6)(B)	Amendment to Confidentiality Agreement, dated March 5, 2007, by and between Parent and the Company.
(e)(7)	webMethods, Inc. 2006 Omnibus Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2006).
(e)(8)	webMethods, Inc. Amended and Restated Stock Option Plan, as amended (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2002).

Exhibit No.	Description

(e)(9)	webMethods, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 2, 2006).
(e)(10)	webMethods, Inc. Deferred Compensation Plan for Directors, as amended (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2005).
(e)(11)	Infravio, Inc. 2000 Stock Plan, as amended (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed with the SEC on October 10, 2006).
(e)(12)	Translink Software, Inc. Stock Option Plan (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement of Form S-8 filed with the SEC on August 17, 2000).
(e)(13)	Alier, Inc. 1996 Stock Option Plan (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(e)(14)	Alier, Inc. 1997 Stock Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(e)(15)	Active Software, Inc. 1996 Stock Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(e)(16)	Active Software, Inc. 1996A Stock Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(e)(17)	Active Software, Inc. 1999 Stock Plan (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(e)(18)	Active Software, Inc. 1999 Directors’ Stock Option Plan (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 17, 2000).
(g)	None

*	Incorporated by reference to Schedule TO filed by Purchaser and Parent on April 18, 2007.

†	Included in materials mailed to stockholders of the Company.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2007.

By:	/s/ David Mitchell
Name: David Mitchell
Title: President and CEO

ANNEX I

WEBMETHODS, INC.
3877 FAIRFAX RIDGE ROAD
FAIRFAX, VIRGINIA 22030

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about April 18, 2007 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of webMethods, Inc. (“webMethods” or the “Company”) with respect to the tender offer by Wizard Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Software AG (“Software AG”), to the holders of record of shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we” and “our” to refer to webMethods, Inc. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to a majority of the seats on the Board of Directors of the Company (the “webMethods Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 4, 2007 (the “Merger Agreement”), by and among the Company, Software AG and Purchaser.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on April 18, 2007 to purchase all outstanding shares of Common Stock at a price of $9.15 per share, net to the seller thereof in cash, without interest, less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated April 18, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on May 15, 2007; at which time if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the webMethods stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser, Software AG and Software AG, Inc. with the Securities and Exchange Commission (the “SEC”) on April 18, 2007.

The Merger Agreement provides that promptly upon the acceptance for payment of any shares of Common Stock pursuant to the Offer, and from time to time thereafter (including, without limitation, upon acceptance of shares of Common Stock tendered during any subsequent offering period) and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the webMethods Board as will give the Purchaser representation on the webMethods Board equal to the greater of (i) the product of (1) the total number of directors on the webMethods Board (after giving effect to any increase in the number of directors pursuant to this provision of the Merger Agreement) and (2) the percentage that the number of shares of Common Stock beneficially owned by the Purchaser (when combined with all shares of Common Stock beneficially owned by Software AG and its wholly-owned subsidiaries) bears to the total number of shares of Common Stock outstanding and (ii) the number of directors that, after their designation by the Purchaser, constitutes a majority of the webMethods Board, and webMethods shall in each case promptly increase the size of the webMethods Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide the Purchaser with such level of representation and shall cause the Purchaser’s designees to be so elected or appointed. In addition, the Company shall also use its reasonable best efforts to cause individuals designated by the Purchaser to constitute the same percentage of each committee of the webMethods Board as the percentage of the entire webMethods Board represented by individuals designated by the Purchaser.

In addition, following the election or appointment of the Purchaser’s designees and prior to the effective time of the Merger, any amendment or termination of the Merger Agreement requiring action by the webMethods Board, any extension of time for the performance of any of the obligations or other acts of

Software AG or the Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement that are for the benefit of webMethods, any exercise of webMethods’ rights or remedies under the Merger Agreement, any action to seek to enforce any obligation of Software AG or the Purchaser under the Merger Agreement or any other action by the webMethods Board with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of shares of Common Stock other than Software AG or the Purchaser may only be authorized by a majority of the directors of webMethods then in office who are directors of webMethods on the date of the Merger Agreement or their successors as appointed by such continuing directors.

The Merger Agreement further provides that the directors of the Purchaser immediately prior to the effective time of the Merger will be the directors of the surviving corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the webMethods Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Software AG, Purchaser and Purchaser’s designees has been furnished to the Company by Software AG, and the Company assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Purchaser has informed the Company that it will choose its designees for the webMethods Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by Software AG, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of April 18, 2007, citizenship, present principal occupation and employment history during the past five (5) years. Purchaser has informed the Company that each individual has consented to act as a director of the Company, if so appointed or elected. The business address for Katherine E. Butler, Kenneth L. LeBon, Jr., Jennifer Loudenslager and William Stanford Smith is Software AG, Inc., 11700 Plaza America Drive, Suite 700, Reston, Virginia 20190. The business address for Jochen Deuse, Mark Edwards, Mathias Faust, Wolfgang Fuss, Markus Lehnert, Christine H. Schwab and Arnd Zinnhardt is Software AG, Uhlandstrasse 12, 64297 Darmstadt, Germany.

None of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Katherine E. Butler	Katherine E. Butler has served as an attorney and member of management for Software AG, Inc since June 1998. Ms. Butler is also Senior Vice President and Secretary of Software AG, Inc. and a director of Software AG Funding, Inc. Ms. Butler is a United States citizen.	55
Jochen Deuse	Jochen Deuse has served as General Counsel for Software AG since October 2003. Since April 2007, Mr. Deuse has served as a director of SPL Software, Ltd. Mr. Deuse is a German citizen.	58

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Mark Edwards	Mark Edwards has been an Executive Board member of Software AG since April 2003. Mr. Edwards joined Software AG in July 1999 as Managing Director of Software AG’s UK subsidiary, Software AG (UK) Limited, a position that he continues to hold. In February 2003, he was named to the post of Senior Vice President, and since 2004 he has managed Software AG’s North America, Northern Europe, Latin America and South Africa regions. Mr. Edwards is a British citizen.	51
Mathias Faust	Mathias Faust is Vice President of Global Integration Management at Software AG, a position he has held since April 2007. From 2003 to March 2007, Mr. Faust served as the Vice President of Human Resources at Software AG. From 2001 to 2003, Mr. Faust was employed at m+s Elektronik AG. Mr. Faust is a German citizen.	43
Wolfgang Fuss	Wolfgang Fuss is Vice President of Corporate Controlling at Software AG, a position he has held since June 2002. From April 1998 to May 2002, Mr. Fuss was a Corporate Controller at Software AG. Mr. Fuss is a German citizen.	41
Kenneth L. LeBon, Jr.	Kenneth L. LeBon, Jr. is Senior Counsel for Software AG, Inc., a position that he has held since 1999. Mr. LeBon has been a Vice President of CLF Partners, LLC since October 2005 and a Vice President of Critical Infrastructure Management Systems, Inc. since September 2002. Mr. LeBon is a United States citizen.	42
Markus Lehnert	Markus Lehnert is Vice President of Mergers and Acquisitions at Software AG, a position that he has held since June 2006. Prior to joining Software AG, Mr. Lehnert was a Vice President at Altium Capital. From 2000 to 2004, Mr. Lehnert was a member of the Mergers and Acquisitions group at Deutsche Bank. Mr. Lehnert is an Austrian citizen.	33

	Principal Occupation and Material Employment
Name	During the Past Five Years	Age

Jennifer M. Loudenslager	Jennifer M. Loudenslager is the Director of Corporate Accounting for Software AG, Inc., a position that she has held since March 2004. From August 1993 to March 2004, Ms. Loudenslager was the General Accounting Manager for Software AG, Inc. Since January 2003, Ms. Loudenslager has also managed the accounting operations of Software AG’s Canadian subsidiaries, SAGA Systems (Canada) Holdings, Ltd. and Software AG (Canada), Inc, and has served as the Treasurer for both since July 2005. Ms. Loudenslager has also been the Treasurer of Software AG Funding, Inc. since 2005. Ms. Loudenslager is a United States citizen.	40
Christine H. Schwab	Christine H. Schwab is the Corporate General Counsel of Software AG, a position that she has held since 1990. Ms. Schwab is a German citizen.	45
William Stanford Smith	William Stanford Smith is Senior Counsel for Software AG, Inc., a position that he has held since 2007. Since October 2002, Mr. Smith has been President of Community Ventures, Inc. Mr. Smith is a United States citizen.	43
Arnd Zinnhardt	Arnd Zinnhardt has been an Executive Board member and Chief Financial Officer of Software AG since May 2002, responsible for the Finance and Controlling, Global IT Services, Law, Administration, Internal Audit and M&A departments. From April 1998 to April 2002, Mr. Zinnhardt was a partner at BDO Deutsche Warentreuhand AG in Frankfurt. From 2001 to April 2002, Mr. Zinnhardt was the regional and office managing partner at BDO Deutsche Warentreuhand AG. Mr. Zinnhardt is a German citizen.	45

None of Purchaser’s designees is a director of, or holds any position with, the Company. Software AG and Purchaser have advised the Company that, to their knowledge, except as disclosed in the Offer to Purchase, none of Purchaser’s designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Software AG and Purchaser have advised the Company that to their knowledge, none of Purchaser’s designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that Purchaser’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the webMethods Board. This step will be accomplished at a meeting or by written consent of the webMethods Board providing that the size of the webMethods Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Purchaser’s designees will constitute at least a majority of the available positions on the webMethods Board. It is currently not known which of the current directors of the Company will resign.

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 500,000,000 shares of Common Stock and 50,000,000 shares of preferred stock. As of the close of business on March 31, 2007, there were 56,754,370 shares of Common Stock outstanding.

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of webMethods common stock as of March 31, 2007, unless otherwise indicated, by:

•	each person known by us to own beneficially more than five percent (5%) of our common stock;

•	each of our directors;

•	each of the individuals named in the Summary Compensation Table in this information statement; and

•	all of our current directors and executive officers as a group.

Under the rules of the Securities and Exchange Commission, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable under stock options that are exercisable within sixty (60) days of March 31, 2007. Those shares issuable under stock options are deemed outstanding for computing the percentage of each person holding options but are not deemed outstanding for computing the percentage of any other person. The percentage of beneficial ownership in the following table is based upon 56,754,370 shares of our common stock outstanding as of March 31, 2007.

Unless otherwise indicated, the address for each person known by us to own beneficially more than five percent of our common stock and each director and executive officer is: c/o webMethods, Inc., 3877 Fairfax Ridge Road, Fairfax, Virginia 22030. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all shares of common stock.

	Shares
	Beneficially Owned
Name of Beneficial Owner	Number	Percent

Francis A. Dramis, Jr.(1)	10,731	*
James P. Gauer(2)	160,316	*
Jim Green(3)	375,043	*
Peter Gyenes(4)	24,146	*
Jerry J. Jasinowski(5)	115,788	*
Jack L. Lewis(6)	114,280	*
David Mitchell(7)	1,002,630	1.7%
Vincent J. Mullarkey(8)	55,542	*
Gene Riechers(9)	145,313	*
Bill Russell(10)	167,688	*
Ken Sexton(11)	50,000	*
Kristin Weller Muhlner(12)	509,231	*
Douglas W. McNitt(13)	747,285	1.3%
Michael Krone(14)	2,624	*
Mark Wabschall(15)	68,823	*
John Andary(16)	3,000	*
Richard Chiarello(17)	—	*
BlackRock, Inc.(18)	4,624,199	8.1%
Oliver Press Partners, LLC(19)	3,394,790	6.0%
All directors and current executive officers as a group (14 persons)(20)	3,480,617	5.8%

*	Less than one percent.

(1)	Includes 10,371 shares subject to option exercise within 60 days of March 31, 2007.

(2)	Includes 115,188 shares subject to option exercise within 60 days of March 31, 2007.

(3)	Includes 259,855 shares held by a family trust and 115,188 shares subject to option exercise within 60 days of March 31, 2007.

(4)	Includes 22,146 shares subject to option exercise within 60 days of March 31, 2007.

(5)	Includes 115,188 shares subject to option exercise within 60 days of March 31, 2007.

(6)	Includes 69,198 shares subject to option exercise within 60 days of March 31, 2007 and 45,082 shares held by a family trust for which Mr. Lewis is trustee.

(7)	Includes 990,003 shares subject to option exercise within 60 days of March 31, 2007.

(8)	Includes 55,542 shares subject to option exercise within 60 days of March 31, 2007.

(9)	Includes 115,188 shares subject to option exercise within 60 days of March 31, 2007.

(10)	Includes 167,688 shares subject to option exercise within 60 days of March 31, 2007.

(11)	Includes 50,000 shares of restricted stock.

(12)	Includes 474,923 shares subject to option exercise within 60 days of March 31, 2007 and 30,000 shares of restricted stock.

(13)	Includes 720,651 shares subject to option exercise within 60 days of March 31, 2007 and 25,000 shares of restricted stock.

(14)	Includes 2,624 shares subject to option exercise within 60 days of March 31, 2007.

(15)	Resigned as an executive officer effective December 31, 2006. Includes 60,484 shares subject to option exercise within 60 days of March 31, 2007.

(16)	Resigned as an executive officer effective February 16, 2007.

(17)	Resigned as an executive officer effective October 31, 2006.

(18)	Based solely on a Schedule 13G filed February 13, 2007 reporting that BlackRock, Inc beneficially owns and has shared voting and dispositive power over 4,624,199 shares of Common Stock. The principal address of BlackRock, Inc. is 40 East 52nd Street, New York, NY, 10022.

(19)	Based solely on a Schedule 13D filed April 4, 2007 reporting that Oliver Press Partners, LLC and certain of its affiliates beneficially own and have shared voting and dispositive power over 3,394,790 shares of Common Stock. The principal address of Oliver Press Partners, LLC is 152 West 57th Street, New York, NY, 10019.

(20)	Includes 2,974,258 shares subject to option exercise within 60 days of March 31, 2007.

BOARD OF DIRECTORS

Our Board of Directors is divided into three classes and currently consists of ten members. We have four Class II directors, whose terms expire at our 2007 annual meeting of stockholders; three Class III directors, whose terms expire at our 2008 annual meeting of stockholders; and three Class I directors, whose terms expire at our 2009 annual meeting of stockholders. Set forth below is information with respect to the our directors.

The incumbent Class II directors, whose terms expire at our 2007 annual meeting of stockholders, and certain information about them, are set forth below.

Name	Age	Current Position with webMethods

James P. Gauer(1)	55	Director
Jack L. Lewis	62	Director
Gene Riechers(2)(3)	51	Director
Francis A. Dramis, Jr.(3)	58	Director

(1)	Chairman of the Corporate Governance and Nominating Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

James P. Gauer has been a director of webMethods since August 2000. Since April 1999, he has served as a general partner of Palomar Ventures, a venture capital investment firm, and, from December 1992 to April 1999, he was a general partner of Enterprise Partners. Mr. Gauer is also a director of several privately held companies. Mr. Gauer holds a B.A. in Mathematics from the University of California, Los Angeles.

Jack L. Lewis has been a director of webMethods since January 1997. Mr. Lewis also served as our corporate Secretary from January 1998 until May 2003. He has been a partner in the Northern Virginia office of the law firm of Morrison & Foerster LLP since March 2005. He previously was a partner with Shaw Pittman LLP from 1999 to 2005 and, before that, a stockholder in the law firm of Tucker, Flyer & Lewis, P.C., which he co-founded in 1975. Mr. Lewis holds an A.B. in History from Brown University and a J.D. from Cornell Law School.

Gene Riechers has been a director of webMethods since November 1997. Since April 2002, Mr. Riechers has been a general partner of Valhalla Partners, a venture capital firm. From June 2001 to April 2002, he was a general partner of Broadreach Partners, which provided consulting services to emerging technology companies, and, from April to June 2001, he was an independent consultant to emerging technology companies. From 1996 to April 2001, Mr. Riechers served as a Managing Director of FBR Technology Venture Partners L.P., a venture capital fund. From December 1995 to December 1996, Mr. Riechers served as the Chief Financial Officer of CyberCash, Inc., an Internet transaction processing company. From September 1993 to December 1995, he served as Chief Financial Officer and Vice President, Business Development of Online Resources & Communications Corp., an online banking company. He has a B.S. in Accounting from Pennsylvania State University and an MBA from Loyola College.

Francis A. Dramis, Jr. has been a director of webMethods since October 2006. Prior to joining webMethods, Mr. Dramis was the Chief Information, E-Commerce and Security Officer for BellSouth Corporation. Before joining BellSouth in 1998, he worked with CIO Strategy, Inc. Mr. Dramis has also served as managing director and CIO at Salomon Brothers, president and chief executive officer of Network Management, and president and chief operating officer of Telic Corporation. He serves on the board of Avocent Corporation. Mr. Dramis has a B.A. from Rutgers University and a M.S. from Pace University.

The incumbent Class III directors, whose terms expire at our 2008 annual meeting of stockholders, and certain information about them, are set forth below.

Name	Age	Current Position with webMethods

Jerry J. Jasinowski(1)(2)	68	Director
David Mitchell	42	Director, President and Chief Executive Officer
Vincent J. Mullarkey(3)	59	Director

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Audit Committee.

(3)	Chairman of the Audit Committee.

Jerry J. Jasinowski has been a director of webMethods since July 2001. Mr. Jasinowski served as the President of the National Association of Manufacturers (the “NAM”), the largest U.S. business advocacy and policy association, from 1990 to 2004. Since 2004, he has served as President of the Manufacturing Institute, the research and education arm of the NAM. Under Mr. Jasinowski’s leadership, the NAM has helped shape national policies on a broad range of issues affecting productivity and economic growth, including trade, taxes, technology, energy policy, legal reform and employee training. He has also transformed the NAM operationally in terms of its major communications, advocacy, economic and manufacturing research, grassroots activity and new business development. Under Jasinowski’s leadership, the NAM has become recognized as the voice of American manufacturing in the U.S. and around the world. Mr. Jasinowski is also an author and commentator on economic, industrial and governmental issues. He is a director of Harsco Corporation, The Phoenix Companies Inc., The Timken Company and serves on the advisory boards of several companies. Mr. Jasinowski received a B.A. in Economics from Indiana University, a M.A. in Economics from Columbia University, and is a graduate of the Harvard Business School’s Advanced Management Program.

David Mitchell has been a director of webMethods since October 2, 2004. He began his career at webMethods in December 1997 as Vice President, Sales and served as Vice President, Worldwide Sales from September 1999 through December 1999. He served as Chief Operating Officer from January 2000 to October 2004, as President since January 2001 and as Chief Executive Officer since October 2004. Throughout his tenure at webMethods, Mr. Mitchell has played a major role in all facets of our business and in overseeing webMethods’ global sales organization, as well as our marketing, industry solutions, business development, and customer service operations. Prior to joining webMethods, Mr. Mitchell held a variety of executive positions at various companies, including serving from 1993 to 1995 as President and Chief Executive Officer of VYCOR Corporation, which was acquired in 1995 by McAfee Software. Mr. Mitchell holds a B.S. in Marketing from Virginia Commonwealth University.

Vincent J. Mullarkey has been a director of webMethods since May 2005. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998, and served with Digital Equipment Corporation in other positions from 1971 to 1994. After leaving Digital Equipment Corporation, Mr. Mullarkey has also been involved with several companies in the real estate and marine industries. He is a director of NetScout Systems, Inc. Mr. Mullarkey holds a B.S. in Accounting and Finance from Bentley College.

The incumbent Class I directors, whose terms expire at our 2009 annual meeting of stockholders, and certain information about them, are set forth below.

Name	Age	Current Position with webMethods

R. James Green	56	Director
Peter Gyenes(1)(2)	61	Director
William V. Russell(3)(4)	55	Non-executive Chairman of the Board

(1)	Chairman of the Compensation Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.

Jim Green has been a director of webMethods since August 2000. Mr. Green served as Chief Technology Officer and Executive Vice President of webMethods from August 2000 through March 2003, and served as webMethods’ Chief Scientist from April 2003 to September 2003. He has served as Chief Executive Officer of Composite Software, Inc., an enterprise information integration solutions provider, since April 2003 and has served as Chairman of that company since 2003. Before joining webMethods, Mr. Green co-founded and served as Chairman and Chief Executive Officer of Active Software, Incorporated, which webMethods acquired in August 2000. Prior to founding Active Software, Mr. Green established and managed the distributed objects program at Sun Microsystems, Inc., a provider of network computing products, where he was Director of Engineering from 1988 to 1995. Mr. Green holds a B.A. from Hanover College, an M.S. from North Carolina State University and an M.S. in Computer Science from San Jose State.

Peter Gyenes has been a director of webMethods since May 2006. Mr. Gyenes has four decades of experience in sales, marketing and general management positions within the software and computer systems industry. He served as Chairman and Chief Executive Officer of Ascential Software Corporation from 2001 until it was acquired by IBM in April 2005. Mr. Gyenes had previously served since 2000 as Chairman and Chief Executive Officer of Informix Software, Inc., Ascential’s predecessor firm. Ascential was created following the sale of Informix’s database business to IBM under Mr. Gyenes’ leadership. Mr. Gyenes joined Informix through its acquisition of Ardent Software, where he had served as Chairman, President and CEO since joining the firm in 1996. Previously, Mr. Gyenes had served as President and Chief Executive Officer of Racal InterLan Inc., and has held global executive sales, marketing and general management positions at Data General Corporation, Encore Computer Corporation and Prime Computer, Inc. Earlier in his career, Mr. Gyenes held technical positions at Xerox Data Systems and at IBM. Mr. Gyenes also serves on the boards of Applix, Inc. and Lawson Software, Inc. several privately-held technology companies and the Massachusetts Technology Leadership Council. Mr. Gyenes is a graduate of Columbia University, where he received a B.A. in mathematics and an MBA.

Bill Russell has been a director of webMethods since September 2003 and non-executive Chairman of the Board since October 2004. Mr. Russell has been an adviser to enterprise software companies since he retired from Hewlett-Packard Company in May 2003. At HP, he held a broad range of senior-level positions providing strong international background and significant experience in the enterprise software industry. From May 2002 to May 2003, Mr. Russell served as Vice President of HP’s Global Alliances Group, where he was responsible for leading the company-wide relationships with the top strategic alliance partners for HP. From September 1999 to May 2002, he served as Vice President and General Manager of HP’s Software Solutions Organization, and, from 1997 to September 1999, as Vice President and General Manager of HP’s Enterprise Systems Group. Prior to that, he served as general manager of HP’s technical computing group and general manager of HP’s computer systems organization for Europe, Middle East and Africa. Mr. Russell also served on the board of HP Japan, Ltd. Mr. Russell also serves as a director of Cognos, Inc. and as non-executive chairman of Network Physics, Inc., a privately-held company. He holds a B.S.C. degree from Edinburgh University, Scotland.

Board of Directors

Corporate Governance.  We are currently managed by a ten-member Board of Directors. The Board has adopted a set of Corporate Governance Guidelines, which, along with the written charters for our Board committees described below, provide the framework for the Board’s governance of webMethods. Our Corporate Governance Guidelines and committee charters are posted in the investor relations section of our website at www.webMethods.com/investors/ and are available in print free of charge upon written request to our General Counsel.

Independence and Composition.  The National Association of Securities Dealers listing standards, which we refer to as the NASD listing standards, require that a majority of our Board of Directors are “independent” directors, as that term is defined in the NASD listing standards. In addition, our Corporate Governance Guidelines require that we strive to have enough “independent” directors on the Board so that, in the event one “independent” director was to resign, die, or be removed from the Board, a majority of the remaining Board would still consist of “independent” directors.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has determined that Fran, Dramis, James Gauer, Jim Green, Peter Gyenes, Jerry Jasinowski, Vincent Mullarkey, Gene Riechers and Bill Russell, representing a majority of our Board of Directors, are “independent” as that term is defined in the NASD listing standards. In addition, The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, had previously determined that William Halter, who ceased serving as a director as of our 2006 annual meeting of stockholders in May 2006, was “independent” as that term is defined in the NASD listing standards. Mr. Russell served as the non-executive Chairman of the Board of Directors during fiscal year 2007. The Board made its determination based on information furnished by all directors regarding their relationships with the Company and research conducted by management. In addition, the Board consulted with the Company’s counsel to ensure that the Board’s determination would be consistent with all relevant securities laws and regulations as well as the NASD listing standards.

Meetings and Attendance.  The Board of Directors met 10 times, including telephone conference meetings, and acted two times by written consent, during fiscal year 2007. During that year, no current director attended fewer than 75% of the aggregate of (a) the total number of meetings of the Board held while he was a director and (b) the total number of meetings held by all committees of the Board on which he then served. Our Corporate Governance Guidelines provide that it is the responsibility of individual directors to make themselves available to attend scheduled and special Board and committee meetings on a consistent basis. The Company requests that Board members attend the annual meeting of stockholders. However, the Company also recognizes that personal attendance by all directors is not always possible. All of the ten members then serving on our Board of Directors attended the 2006 annual meeting of stockholders.

In addition, the non-management members of the Board of Directors met in executive session four times during fiscal year 2007. Pursuant to our Corporate Governance Guidelines, Mr. Russell, as the non-executive Chairman of the Board of Directors, presided when the Board met in executive session.

Communications with the Board of Directors.  Stockholders and interested parties may send communications to the Board of Directors by writing to them at webMethods, Inc., Attention: General Counsel, 3877 Fairfax Ridge Road, South Tower, Fairfax, Virginia 22030. All communications that are received by the General Counsel for the Board’s attention will be forwarded to the non-executive Chairman of the Board or the chair of the committee of the Board with authority to consider the subject matter of the communication.

Committees of the Board of Directors

The Board of Directors has three standing committees, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee.

General.  The Audit Committee is responsible for the selection of the independent public accountants for webMethods and assists the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by webMethods, webMethods’ systems of internal control over financial reporting and webMethods’ auditing, accounting and financial reporting processes generally.

Composition and Independence.  The Audit Committee consists of Vincent Mullarkey (Chairman), Peter Gyenes, Jerry Jasinowski and Gene Riechers. Mr. Mullarkey, Mr. Jasinowski, and Mr. Riechers served as members of the Audit Committee during all of fiscal year 2007. Mr. Gyenes became a member of the Audit Committee in May 2006. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has determined that all current members of the Audit Committee are “independent” as that term is defined in the NASD listing standards and meet the other requirements for audit committee members under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder, which we collectively refer to as the Exchange Act, and the NASD listing standards. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, also has determined that Peter Gyenes, Vincent Mullarkey and Gene Riechers each qualify as an “audit committee financial expert,” as defined in the Exchange Act.

Meetings.  The Audit Committee met 14 times during fiscal year 2007.

Compensation Committee.

General.  The primary function of the Compensation Committee is to:

•	determine the compensation of our executive officers,

•	implement the appropriate form of compensation for service on the Board of Directors and committees thereof,

•	implement and administer our equity-based and incentive compensation plans, including our 2006 Omnibus Stock Incentive Plan,

•	make awards under our equity-based and incentive-compensation plans to our employees, executive officers, advisory board members and directors.

Processes and Procedures for Executive and Director Compensation Determinations

•	Role of Management in Compensation Determinations. The Compensation Committee considers the recommendations of Mr. Mitchell when determining the base salary, non-equity incentive compensation in the form of cash bonuses under our Executive Incentive Plan (“EIP”) and equity incentive compensation in the form of stock option and restricted stock grants of the executive officers. Similarly, the Compensation Committee also considers the recommendations of Mr. Mitchell when setting specific webMethods’ and individual performance targets under the EIP. In addition, officers may be invited to attend Compensation Committee meetings but are not present for any discussion of their own compensation. Management generally does not have a role in the setting of director compensation.

•	Role of Independent Compensation Consultants. Management has retained the services of Watson Wyatt Worldwide to support its work in a number of areas with respect to executive compensation, including market compensation survey analysis, executive compensation trends, equity compensation trends and related industry market data.

•	Delegation of Authority by the Compensation Committee. The Compensation Committee may delegate its authority to make and administer awards under our 2006 Omnibus Stock Incentive Plan to another committee of the Board of Directors. In addition, the Compensation Committee may delegate its authority to make awards of stock bonuses, restricted stock, stock appreciation rights and deferred shares (other than awards to directors or executive officers), to one or more of our officers, provided that the Compensation Committee shall have fixed the total number of shares of common stock that may be subject to the awards and that no officer holding such a delegation is authorized to grant awards to himself or herself.

Our executive compensation programs and philosophy are described in greater detail under the section entitled “Compensation Discussion and Analysis.”

Composition and Independence.  The Compensation Committee consists of Peter Gyenes (Chairman), Gene Riechers, Francis Dramis, and Bill Russell. Mr. Riechers and Mr. Russell served as members of the Compensation Committee during all of fiscal year 2007. Mr. Gyenes became a member of the Compensation Committee in May 2006. Mr. Dramis became a member of the Compensation Committee in November 2006. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has determined that all current members of the Compensation Committee are “independent” as that term is defined in the NASD listing standards.

Meetings.  The Compensation Committee met six times and took action by written consent seven times during fiscal year 2007.

Corporate Governance and Nominating Committee.

General.  The Corporate Governance and Nominating Committee considers and makes recommendations to the Board concerning the appropriate size, function and needs of our Board of Directors, including screening and nominating candidates to fill positions on the Board and recommending nominees for approval by our Board of Directors and stockholders. The Corporate Governance and Nominating Committee also assists the Board of Directors in fulfilling its oversight responsibilities regarding a code of conduct for webMethods’ executives and staff and Board corporate governance. The four nominees for re-election to the Board of Directors at our 2006 annual meeting of stockholders were unanimously recommended by the Corporate Governance and Nominating Committee.

Selection of Director Nominees.  Our Corporate Governance Guidelines provide that the Corporate Governance and Nominating Committee endeavor to identify individuals to serve on the Board who have expertise that is useful to webMethods and complementary to the background, skills and experience of other Board members. The assessment of the Corporate Governance and Nominating Committee of the composition of the Board includes: (a) skills — business and management experience, industry experience, accounting experience, finance and capital markets experience, and an understanding of corporate governance regulations and public policy matters, (b) characteristics — ethical and moral standards, leadership abilities, sound business judgment, independence and innovative thought, and (c) composition — diversity, age and public company experience. The principal qualification for a director is the ability to act in the best interests of webMethods and its stockholders. During fiscal year 2007, we retained a third- party search firm to assist the Corporate Governance and Nominating Committee in identifying and evaluating potential candidates for election to the Board of Directors.

The Corporate Governance and Nominating Committee accepts recommendations for director candidates from stockholders. After candidates are identified, the Corporate Governance and Nominating Committee conducts an evaluation of each candidate, which generally includes interviews with committee members and members of management, as well as background and reference checks. There is anticipated to be no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by management, by members of the Corporate Governance and Nominating Committee, by other directors or by any third party engaged to conduct a search for possible candidates.

Composition and Independence.  The Corporate Governance and Nominating Committee consists of James Gauer (Chairman), Bill Russell, and Jerry Jasinowski, all of whom served as members of the committee during all of fiscal year 2007. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has determined that all current members of the Corporate Governance and Nominating Committee are “independent” as that term is defined in the NASD listing standards.

Meetings.  The Corporate Governance and Nominating Committee met two times and took action by written consent three times during fiscal year 2007.

Director Compensation

The following table shows the compensation paid to our non-employee directors during fiscal year 2007:

Director Compensation Table

	Fees
	Earned
	or Paid		Option
	in	Stock	Awards	All Other
Name	Cash(1)	Awards(2)	(3)	Compensation	Total

Francis A. Dramis, Jr.	$22,986	$39,279	$35,859	—	$98,124
James P. Gauer	$44,281	$49,583	$24,544	—	$118,408
R. James Green	$41,781	$47,154	$24,544	—	$113,479
Peter Gyenes	$47,979	$47,154	$116,326	—	$211,459
William Halter(4)	$13,630	—	$24,544	—	$38,174
Jerry J. Jasinowski	$43,836	$45,041	$24,544	—	$113,421
Jack L. Lewis	$33,836	$49,583	$24,544	—	$107,963
Vincent J. Mullarkey	$47,808	$45,041	$77,124	—	$169,973
Gene Riechers	$46,918	$49,583	$24,544	—	$121,045
William V. Russell	$119,863	$47,154	$134,253	—	$301,270

(1)	James Gauer, Jim Green and Gene Riechers deferred all of their fees and Jerry Jasinowski deferred $18,904 of his fees for fiscal year 2007 pursuant to our Deferred Compensation Plan for Directors.

(2)	Amounts in this column represent the expense amount recognized by webMethods for fiscal year 2007 calculated in accordance with FAS 123R. Our calculation of the expense amount for FAS 123R purposes is based on a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to our consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended December 31, 2006. The awards for which expense is shown in this column are awards of deferred shares made during fiscal year 2007 under our 2006 Omnibus Stock Incentive Plan. Each director received a stock award of 10,746 shares, with the exception of Mr. Dramis, who received 10, 314 shares. The grant date fair market value of each of the stock awards to Mr. Green, Mr. Gyenes and Mr. Russell was $80,835. The grant date fair market value of each of the stock awards to Mr. Jasinowski and Mr. Mullarkey was $77,214. The grant date fair market value of each of the stock awards to Mr. Gauer, Mr. Lewis and Mr. Reichers was $85,000. The grant date fair market value of the stock award to Mr. Dramis was $74,987.

(3)	Amounts in this column represent the expense amount recognized by webMethods for fiscal year 2007 calculated in accordance with FAS 123R. Our calculation of the expense amount for FAS 123R purposes is based on a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to our consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended December 31, 2006. The awards for which expense is shown in this table include stock option awards in fiscal year 2007 as well as awards granted in prior years for which we continued to recognize expense in fiscal year 2007. The grant date fair market value of the option award of 55,188 shares to Mr. Dramis was $234,290. The grant date fair market value of the option grants of 55,188 shares and 3,750 shares to Mr. Gyenes was $320,659 and $21,789, respectively. The grant date fair market value of the option grants of 25,000 shares to Mr. Russell was $116,868.

(4)	Ceased serving as a director following our 2006 annual meeting of stockholders in August 2006.

Prior to August 28, 2006, non-management directors received cash compensation from webMethods for their services as members of the Board of Directors and for their service on permanent and temporary committees of the Board and received stock option grants, as described in the following table.

		Initial Stock Option	Annual Stock
Position	Annual Fee	Grant(1)	Option Grant(1)

Non-executive Chairman of the Board	$107,500	—	25,000
Service as a non-executive member of the Board of Directors	$25,000	55,188	15,000	(2)
Audit Committee
Chairman	$10,000	—	—
Member	$5,000	—	—
Compensation, Corporate Governance and Nominating and designated temporary committees
Chairman	$7,500	—	—
Member	$5,000	—	—

(1)	Amounts shown represent the number of shares of Common Stock issuable upon exercise of options. Initial grants vest ratably over 36 months. Annual grants vest ratably over 12 months.

(2)	As a result of the change in the compensation policy for non-management directors, as described below, no annual grants of stock options were made under this component of the policy during fiscal year 2007, other than a pro-rated grant to Mr. Gyenes upon his joining the Board.

On August 29, 2006, the Board, based on the recommendation of our Corporate Governance and Nominating Committee, adopted a revised compensation policy, pursuant to which non-management directors receive cash compensation from webMethods for their services as members of the Board of Directors and for their service on permanent and temporary committees of the Board, receive stock option grants and receive awards of deferred shares, as described in the following table.

		Initial Stock Option	Annual Stock Option	Annual Deferred
Position	Annual Fee	Grant(1)	Grant(1)	Share Grant(2)

Non-executive Chairman of the Board	$125,500	—	25,000	$85,000
Service as a non-executive member of the Board of Directors	$40,000	55,188	—	$85,000
Audit Committee
Chairman	$15,000	—	—	—
Member	$5,000	—	—	—
Compensation and Corporate Governance and Nominating
Chairman	$12,500	—	—	—
Member	$5,000	—	—	—
Designated temporary committees
Chairman	$10,000	—	—	—
Member	$5,000	—	—	—

(1)	Amounts shown represent the number of shares of Common Stock issuable upon exercise of options. Initial grants vest ratably over 36 months. Annual grants vest ratably over 12 months.

(2)	The number of deferred shares granted is calculated by dividing $85,000 by the market value of the Common Stock on the date of grant. The deferred shares vest on the earlier of (i) the first anniversary of the date of grant, (ii) the date of our next annual meeting of stockholders or (iii) a designated change of control event.

In addition, all members of the Board of Directors are reimbursed for expenses in connection with attendance at Board of Directors and committee meetings.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics that is applicable to our employees, executive officers and directors. The Code of Ethics is posted in the investor relations section of our website at www.webMethods.com/investors/ and is available in print free of charge upon written request to our General Counsel. We intend to satisfy the disclosure requirements under Federal securities laws regarding any amendment to, or waiver from, any provision of the Code of Ethics regarding the principal executive officer, principal financial officer or principal accounting officer or controller of webMethods or any person performing a similar function by posting on our website at www.webMethods.com/investors/ within the time periods prescribed by law.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. Messrs. Riechers, Gyenes, Russell, and Dramis served as the members of the Compensation Committee of our Board of Directors during fiscal year 2007. None of these individuals has ever served as one of our officers or employees.

EXECUTIVE OFFICERS

Our executive officers and their ages and positions as of April 18, 2007 are as follows:

Name	Age	Position

David Mitchell	42	President and Chief Executive Officer
Ken Sexton	53	Executive Vice President, Chief Financial Officer & Treasurer
Kristin Weller Muhlner	36	Executive Vice President, Product Development
Douglas McNitt	42	General Counsel, Executive Vice President and Secretary
Michael Krone	38	Chief Accounting Officer and Vice President, Finance

The following is a summary of the experience of our executive officers. The experience of Mr. Mitchell is described in the section of this information statement entitled “Board of Directors.”

Ken Sexton joined webMethods in January 2007 as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining webMethods, Mr. Sexton was executive president and chief financial officer for Infor, Inc., a privately-held enterprise software company. Previously, Mr. Sexton served as executive vice president and chief financial officer of Peregrine Systems, a publicly-traded provider of infrastructure management software, from 2002 to 2004; as the senior vice president, finance & administration and chief financial officer of Merant, a publicly-traded e-business development solutions company, from 1998 to 2001; and as the senior vice president and chief financial officer at Intersolv, a publicly-traded application development software company, from 1991 to 1998. Earlier in his career, Mr. Sexton was employed by Life Technologies as a corporate controller and chief accounting officer for the publicly-traded biotechnology company, and by the public accounting firm of Coopers and Lybrand. He has also previously served on the boards of directors of three publicly-held software companies. Mr. Sexton earned a B.S. in Business Administration from The Ohio State University.

Kristin Weller Muhlner joined webMethods as Vice President of Professional Services and Customer Care in September 1998. She became Vice President of Product Development in January 2000, Senior Vice President of Product Development in October 2001 and Executive Vice President of Product Development in March 2003. From 1994 to September 1998, Ms. Muhlner served as Senior Manager for Deloitte & Touche Consulting Group, where she participated in the development of their enterprise resource planning (ERP) implementation methodology. Ms. Muhlner holds a B.A. in Economics from Rhodes College.

Douglas McNitt joined webMethods in October 2000 as General Counsel, became an Executive Vice President in January 2002, and became Secretary in May 2003. Mr. McNitt served in various capacities, including Senior Counsel and Assistant General Counsel for America Online, Inc. during his service there from December 1997 to September 2000. From May 1996 to December 1997, he was an associate with the law firm of Tucker, Flyer & Lewis, a professional corporation, and was an associate with the law firm of McDermott, Will & Emery from April 1994 to May 1996. Mr. McNitt holds a B.A. from Stanford University and a J.D. from Notre Dame Law School.

Michael Krone became webMethods’ Chief Accounting Officer and Vice President, Finance in September 2006, having first joined webMethods as Vice President, Finance, in June 2006. From March 2004 to June 2006, Mr. Krone served as an Industry Controller with Bearing Point, Inc. From August 2001 to March 2004, he was the Chief Financial Officer of Enterworks, Inc., a privately-held software company. Mr. Krone earned a B.S. in Accounting from Shepherd College.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Roles and Governance

The Board of Directors has established a Compensation Committee that is governed by a written charter, which is available on the “Investors” section of our website at www.webMethods.com/investors/. As used in this Compensation Discussion and Analysis section, the term “Committee” refers to the Compensation Committee of our Board of Directors.

Generally, our compensation process involves responsibilities delegated either to the Committee or the Chief Executive Officer, depending upon the type of compensation program and, for individual compensation actions, the level of the position within the Company. The Committee is responsible for adopting and administering programs and plans involving stock incentives, executive bonuses, stock purchases by employees and other similar compensation programs, and any other compensation matters requested by the Board of Directors. In addition, the Committee is responsible for reviewing and approving the compensation of the Chief Executive Officer and the other executive officers of the Company (including the named executed officers), as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, and the initial compensation of other officers reporting directly to the Chief Executive Officer. The Chief Executive Officer has the authority to approve all forms of compensation, inclusive of annual salary, target bonus percentage and stock incentives, for all other employees and officers, provided that stock incentive compensation for each employee must fall within ranges established by the Committee based on job level. This Compensation Discussion and Analysis focuses on describing the executive compensation process and programs.

Management’s role in the approval process for executive compensation actions to be approved by the Committee is to provide recommendations to the Committee. Our Chief Executive Officer makes recommendations to the Committee regarding executive compensation plans and programs that are designed to reward achievement of our goals and objectives. The Chief Executive Officer also makes recommendations to the Committee for base salary, incentive compensation and equity awards for our executive officers (other than himself). Our Chief Executive Officer, in conjunction with other members of management, provides information regarding the performance of our executive officers, including their roles in achieving our goals and objectives.

The Committee generally holds several scheduled meetings each year and additional meetings as the Committee members deem appropriate. The Committee may also hold executive sessions at each scheduled meeting. Our Chief Executive Officer participates in Committee meetings to provide information regarding our strategic objectives; evaluation of the performance of our executive officers and compensation recommendations for our executive officers, as indicated above. Our Chief Executive Officer is not present for portions of meetings that involve deliberations of the Committee with respect to his own compensation. Our other officers may attend these meetings at the invitation of the Committee. The Committee believes input from management and outside advisors, as noted below, is valuable; however, the Committee makes its decisions based on independent analysis and assessment.

Our Chief Executive Officer, our Vice President of Human Resources and our internal legal counsel work with the Committee Chair to establish the agenda for Committee meetings, and to prepare the materials for each Committee meeting. Management has retained the services of Watson Wyatt Worldwide to support its work in a number of areas, including market compensation survey analysis, executive compensation trends, equity compensation trends and related industry market data. In addition, management consults with internal and external legal counsel with respect to the administration and management of our compensation programs.

Overview of Our Executive Compensation Philosophy

Our compensation program and policies are designed to attract, motivate and retain highly-qualified executives.

The primary objectives of our executive compensation program are to:

•	Provide total compensation opportunities that are competitive with opportunities provided to executives of comparable companies;

•	Ensure that our executives’ total compensation levels vary based on both our short-term financial performance and growth in shareholder value over time;

•	Focus and motivate executives on the achievement of defined objectives; and

•	Reward executives in accordance with their relative contributions to achieving Company performance and other goals.

These objectives are achieved through the following principles of our executive compensation program:

•	Total target compensation for executive officers is reviewed annually and compared to compensation paid by peer companies.

•	Under our short-term non-equity incentive program, a significant portion of each executive officer’s compensation is at risk and the amount awarded annually is determined by Company and individual performance. As the executive officer’s job responsibility increases, the portion of total compensation at risk increases.

•	Interests of executive officers are linked with the Company’s stockholders through stock and stock option awards.

We review all components of executive compensation at least annually to ensure ongoing competitive alignment of the executive base salary, target bonus percentage and equity incentive grants.

Elements of Executive Compensation

Our executive compensation program is comprised of three primary components:

•	base salary;

•	short-term non-equity incentive compensation; and

•	long-term equity incentive compensation.

Base Salary

In general, base salaries for our Named Executive Officers are initially established through arms-length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary and competitive salary information for companies that are comparable to ours. Base salaries of our Named Executive Officers are reviewed annually and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases take into account the executive officer’s current salary and the amounts paid to the executive officer’s peers outside of the Company. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility. Base salaries are not automatically increased if the Committee believes that other elements of compensation are more appropriate in light of our stated objectives. This approach is consistent with the Committee’s emphasis on linking a substantial portion of executive compensation to the achievement of performance objectives.

The current base salaries for the Named Executive Officers who were executive officers as of March 31, 2007, are set forth below.

Named Executive Officer	Annual Base Salary

David Mitchell,	$450,000
President and Chief Executive Officer
Ken Sexton,	$350,000
Executive Vice President, Chief Financial Officer & Treasurer
Kristin Weller Muhlner,	$276,000
Executive Vice President, Product Development
Douglas McNitt,	$275,000
General Counsel, Executive Vice President and Secretary
Michael Krone,	$235,000
Chief Accounting Officer and Vice President, Finance

The base salaries for David Mitchell and Douglas McNitt were established in fiscal year 2006 and were not increased in fiscal year 2007. The base salary for Kristin Weller Muhlner was increased by 3.8% effective January 1, 2007. The base salary for Ken Sexton was established through negotiations with Mr. Sexton in connection with the commencement of his employment in December 2006. The base salary for Michael Krone was set in connection with his promotion to Chief Accounting Officer in September, 2006.

Short-Term Non-Equity Incentive Program

Executive Incentive Plan

It is the Committee’s objective to emphasize pay-for-performance and to have a significant percentage of each executive officer’s total compensation contingent upon the Company’s performance, as well as upon his or her individual level of performance and contribution toward the Company’s performance.

On July 6, 2006, the Committee approved the webMethods’ Executive Incentive Plan (the “EIP”). The EIP is an annual, cash-based, pay-for-performance incentive program, and its purpose is to motivate and reward executive officers and other eligible employees for their contributions to annual financial performance by making a substantial portion of their cash compensation variable and dependent upon the Company’s annual financial performance. Under the EIP, two-thirds of the annual target bonus for each participant is based on our achievement of financial performance objectives and one-third of the annual target bonus is based on the participant’s achievement of individual performance objectives. Company performance objectives are established by the Committee. Individual performance objectives for the Chief Executive Officer are determined by our Board of Directors, and individual performance objectives for the other executive officers are determined by the Chief Executive Officer in consultation with the Committee. No portion of the Company performance component or the individual performance component of the bonus is payable unless the Company achieves minimum established performance objectives.

For fiscal year 2007, the Committee established Company performance objectives for revenue and earnings per share at threshold and target levels. The potential bonuses for which the executive officers were eligible for fiscal year 2007 ranged from 33.3% of the target bonus, if the “threshold” level Company performance objectives were met, to 100% of the target bonus, if the “target” Company and individual performance objectives were met.

The target bonus amounts as a percentage of annual base salary for the Named Executive Officers who were eligible to receive bonuses under the EIP are set forth below.

Target Bonus as a
Percentage
Named Executive Officer	of Annual Base Salary

David Mitchell	100%
Ken Sexton	75%
Kristin Weller Muhlner	50%
Douglas McNitt	50%

Our revenue and earnings per share for fiscal year 2007 did not meet the threshold Company performance objectives established by the Committee and, accordingly, no bonuses were paid under the EIP for fiscal year 2007.

Discretionary Bonus Awards

The Committee also has the authority to make discretionary bonus awards to executive officers. The Committee is expected to consider discretionary bonuses for the Named Executive Officers on or about April 23, 2007 and any bonus awards will be disclosed on a Current Report on Form 8-K.

For fiscal year 2007, Michael Krone was paid bonuses totaling $27,075. Mr. Krone did not participate in the EIP in fiscal year 2007.

Long-Term Equity Incentive Program

On August 29, 2006, our stockholders approved the webMethods, Inc. 2006 Omnibus Stock Incentive Plan (the “2006 Plan”), which was previously approved by the Board of Directors on July 6, 2006. The 2006 Plan authorizes the issuance of options to purchase shares of common stock and the grant of stock awards, which consist of stock bonus awards, restricted stock awards, stock appreciation rights, deferred shares and performance shares. The 2006 Plan replaced the webMethods, Inc. Amended and Restated Stock Option Plan, pursuant to which we granted options prior to approval of the 2006 Plan.

Our long-term equity incentive program is designed to reward employees for their contributions to the long-term growth of the Company and the resulting increase in stockholder value. In addition, we believe that long-term equity incentives help us to retain highly-qualified employees.

Historically, we have used stock options as the primary component of our long- term incentive program. We grant stock options (i) to all employees upon commencement of employment, (ii) in connection with promotions and (iii) on an annual basis to a substantial majority of employees as an annual performance grant. The exercise price of each stock option grant is the fair market value of webMethods common stock on the grant date. Except as otherwise described in this information statement, stock option awards to our Named Executive Officers typically vest over a four-year period as follows: 25% of the shares underlying the option vest on the first anniversary of the date of the option grant and the remainder of the shares underlying the option vest in equal monthly installments over the remaining 36 months thereafter.

In addition, in December 2006 the Committee approved awards of restricted stock to Ken Sexton, Kristin Weller Muhlner and Douglas McNitt effective January 2, 2007. The restricted stock awards vest 25% on each anniversary of the date of grant over a four-year period.

Executive Agreements and Change in Control

We have executive agreements with certain of our executives, including each of our Named Executive Officers, which provide for certain post-employment payments and benefits, including in the event of a change of control. In addition, the terms of all of our stock option and restricted stock awards provide for acceleration of vesting, in certain circumstances, following a change of control. These benefits are discussed in more detail in the “Employment Agreements and Change of Control Arrangements” section of this Information Statement. We believe providing these benefits is as a valuable tool in the retention of our executives and other employees and that these benefits further align the interests of our executives and other employees with those of our stockholders.

Health and Welfare Benefits and Perquisites

Health and Welfare Benefits.  Our Named Executive Officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance, in each case on the same basis as other employees. We believe that these health and welfare benefits help ensure that we have a productive and focused workforce through reliable and competitive health and other benefits.

Perquisites.  We do not generally provide significant perquisites or personal benefits to our Named Executive Officers. In connection with the employment of Ken Sexton, we agreed to reimburse Mr. Sexton for travel and lodging expenses up to a maximum of $60,000 per year.

REPORT OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have approved the inclusion of the Compensation Discussion and Analysis in this Information Statement.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Peter Gyenes (Chairman)
Gene Riechers
Francis Dramis
Bill Russell

EXECUTIVE COMPENSATION

The following table sets forth information concerning the compensation of our Chief Executive Officer, our Chief Financial Officer, our other three most highly compensated executive officers who served as executive officers at fiscal year-end 2007, our former Chief Financial Officer, our former interim principal financial officer, and any former officers who would have been one of our other three most highly compensated executive officers but for the fact that they no longer held those positions at fiscal year-end 2007 (the “Named Executive Officers”).

Summary Compensation Table

							Non-Equity
						Option	Incentive Plan	All Other
		Salary	Bonus		Stock Awards	Awards	Compensation	Compensation
Name and Principal Position	Year	(1)	(2)		(3)	(4)	(5)	(6)	Total

David Mitchell, President and Chief Executive Officer	2007	$450,000		(2)	—	$705,540	—	$420	$1,155,960
Ken Sexton, Executive Vice President, Chief Financial Officer and Treasurer(7)	2007	$100,083		(2)	$23,000	$42,395	—	$16,101	$181,579
Kristin Weller Muhlner, Executive Vice President, Product Development	2007	$265,875		(2)	$13,800	$174,873	—	$2,144	$456,692
Douglas McNitt, Executive Vice President, General Counsel and Secretary	2007	$275,000		(2)	$11,500	$121,169	—	$420	$408,089
Michael Krone, Chief Accounting Officer and Vice President, Finance(8)	2007	$182,974	$27,075		—	$49,099	—	$1,171	$260,319
Mark Wabschall, Former Chief Financial Officer(9)	2007	$252,083	—		—	$214,484	—	$276,667	$743,234
John Andary, Former Interim Principal Financial Officer(10)	2007	$220,000	—		—	—	—	—	$220,000
Richard Chiarello, Former Chief Operating Officer(11)	2007	$224,583	—		—	$298,833	$95,198	$447,217	$1,065,831

(1)	The current base salaries of our executive officers are: David Mitchell — $450,000; Ken Sexton — $350,000; Kristin Weller Muhlner — $276,000; Douglas McNitt — $275,000; Michael Krone — $235,000.

(2)	Discretionary bonus amounts for David Mitchell, Ken Sexton, Kristin Muhlner and Douglas McNitt for fiscal year 2007 have not been determined as of the latest practicable date. Bonuses for these executive officers are expected to be considered by our Compensation Committee on or about April 23, 2007 and any bonus awards will be disclosed on a Current Report on Form 8-K.

(3)	Amounts in this column represent the expense amount recognized by webMethods for fiscal year 2007 calculated in accordance with FAS 123R. Compensation expense for restricted shares is measured as the number of shares granted times the share price on the date of grant less estimated forfeitures. The awards for which expense is shown in this table reflect the awards described in the Grants of Plan-Based Awards Table below.

(4)	Amounts in this column represent the expense amount recognized by webMethods for fiscal year 2007 calculated in accordance with FAS 123R. Our calculation of the expense amount for FAS 123R purposes is based on a model that includes subjective assumptions, which are set forth in and discussed in more detail in the footnotes to our consolidated financial statements contained in our Quarterly Report on Form 10-Q for the three months ended December 31, 2006. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards Table below as well as awards granted in prior years for which we continued to recognize expense in fiscal year 2007. The expense of $298,833 that we recognized in connection with option awards to Richard Chiarello includes $155,291 of expense relating to a sixty-day extension of the exercise period of vested options held by Mr. Chiarello at the time of his resignation.

(5)	David Mitchell, Ken Sexton, Kristin Muhlner and Douglas McNitt were eligible for non-equity incentive compensation in the form of cash bonuses based upon achievement of webMethods and individual objectives for fiscal year 2007 in accordance with our EIP. No bonuses were paid under the EIP for fiscal year 2007. For a detailed description of our EIP, see “Compensation Discussion and Analysis.” Prior to his resignation, Richard Chiarello was eligible for a quarterly bonus under a separate arrangement, based in part on a percentage of our license revenue, total revenue and earnings per share and based in part on our achievement of established license revenue, total revenue and earnings per share goals. The amount shown represents bonus payments to Mr. Chiarello for the first and second quarters of fiscal year 2007.

(6)	All Other Compensation includes: David Mitchell — life insurance premiums paid by the Company of $420; Ken Sexton — reimbursement for housing and travel expenses of $15,996, life insurance premiums of $105; Kristin Weller Muhlner — life insurance premiums of $420 and 401(k) matching contributions of $1,724; Douglas McNitt — life insurance premiums of $420; Michael Krone — life insurance premiums of $284 and 401(k) matching contributions of $887; Mark Wabschall — severance payment of $275,000, payments for benefits following termination of employment of $753, life insurance premiums of $385 and 401(k) matching contributions of $529; Richard Chiarello — severance payment of $385,000, payments for benefits following termination of employment of $6,557, payments under a consulting agreement following termination of employment of $4,400, reimbursement for housing and travel expenses and related income tax gross-up of $49,625, life insurance premiums of $245 and 401(k) matching contributions of $1,390.

(7)	Joined webMethods on December 18, 2006 and appointed an executive officer on January 2, 2007.

(8)	Joined webMethods on June 19, 2006.

(9)	Resigned as an executive officer effective December 31, 2006 and resigned as an employee effective February 28, 2007.

(10)	Resigned as interim principal financial officer effective January 2, 2007 and as a consultant effective February 16, 2007.

(11)	Resigned as an executive officer and employee effective October 31, 2006.

Grants of Plan-Based Awards Table

The following table sets forth information concerning grants of plan-based awards to the Named Executive Officers during fiscal year 2007:

								All Other Option
			Number of				All Other Stock	Awards: Number	Exercise or	Grant Date Fair
			Non-Equity	Estimated Future Payments Under			Awards: Number	of Securities	Base Price	Value
	Grant	Approval	Incentive Plan	Non-Equity Incentive Plan Awards(1)			of Shares of	Underlying	of Option	of Stock and Option
Name	Date	Date	Units Granted	Threshold	Target	Maximum	Stock Units(2)	Options(3)	Awards	Awards

David Mitchell	7/6/2006			$150,000	$450,000	$450,000
	8/1/2006	7/31/2006						75,000	$7.09	$319,515
Ken Sexton	1/2/2007			$21,875	$65,625	$65,625
	1/2/ 2007	12/ 13/ 2006						275,000	$7.36	$1,148,813
	1/2/ 2007	12/ 13/ 2006					50,000			$368,000
Kristin Weller Muhlner	7/6/2006			$46,000	$138,000	$138,000
	8/1/2006	7/31/2006						20,000	$7.09	$85,204
	1/2/ 2007	12/ 21/ 2006					30,000			$220,800
Douglas McNitt	7/6/2006			$45,833	$137,500	$137,500
	8/1/2006	7/31/2006						21,000	$7.09	$89,464
	1/2/ 2007	12/ 21/ 2006					25,000			$184,000
Michael Krone	7/3/2006	7/3/2006						47,000	$9.84	$275,862
	10/2/2006	9/26/2006						18,000	$7.70	$80,782
Mark Wabschall(4)	7/6/2006			$45,833	$137,500	$137,500
	8/1/2006	7/31/2006						20,000	$7.09	$85,204
John Andary(5)	—
Richard Chiarello(6)	6/14/2006			—	$350,000	—
	8/1/2006	7/31/2006						28,000	$7.09	$119,286
	10/31/2006							482,291	$5.89-$9.54	$155,291
	(7)

(1)	For David Mitchell, Ken Sexton, Kristin Weller Muhlner, Douglas McNitt and Mark Wabschall, amounts shown in these columns represent the amounts that could have been paid at threshold, target and maximum performance levels for fiscal year 2007 under our EIP. As indicated in the ‘‘Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, no amounts were paid under our EIP for fiscal year 2007. For a detailed description of our EIP, see ‘‘Compensation Discussion and Analysis.” For Richard Chiarello, the amount shown in this column represents the amount that could have been paid at target performance levels for fiscal year 2007. As indicated in the ‘‘Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, Mr. Chiarello was eligible for a quarterly bonus under a separate arrangement, based in part on a percentage of our license revenue, total revenue and earnings per share and based in part on our achievement of established license revenue, total revenue and earnings per share goals.
(2)	Represents the number of shares of restricted stock granted to the Named Executive Officer during fiscal year 2007. The Named Executive Officer is entitled to vote the shares of restricted stock, and the shares of restricted stock will vest 25% on each anniversary of the date of grant over a four-year period with accelerated vesting upon the occurrence of a designated change of control event.
(3)	Represents the number of shares of common stock issuable upon exercise of options granted to the Named Executive Officer during fiscal year 2007, except as indicted in footnote (7) below. The stock option awards will vest 25% on the first anniversary of the date of grant and ratably over the following 36 months with accelerated vesting upon the occurrence of a designated change of control event. Vesting of options ceases on the date of termination of employment and vested stock options are cancelled 90 days after the date of termination of employment.
(4)	Resigned as an executive officer effective December 31, 2006 and as an employee effective February 28, 2007.
(5)	Resigned as interim principal financial officer effective January 2, 2007 and as a consultant effective February 16, 2007.
(6)	Resigned as an executive officer and employee effective October 31, 2006.

(7)	In connection with the October 31, 2006 resignation of Richard Chiarello, the Company extended by 60 days the exercise period of the 482,291 vested stock options held by Mr. Chiarello. The information in this row reflects this material modification of the existing stock option grants.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock option awards and stock awards held by the Named Executive Officers as of the end of fiscal year 2007:

		Option Awards					Stock Awards
	Number of	Number of						Market Value
	Securities	Securities					Number of Shares	of Shares or
	Underlying	Underlying					or Units of Stock	Units of Stock
	Unexercised Options	Unexercised Options	Option Exercise	Option Grant		Option	That Have Not	That Have Not
	(#)	(#)	Price	Date and Vesting		Expiration	Vested	Vested
Name	Exercisable	Unexercisable	($)	Schedule		Date	(#)(1)	($)

David Mitchell	92,654	0	$12.00	1/21/2000	(2)	1/21/2010
	340,000	0	14.36	11/16/2001	(2)	11/15/2011
	36,000	0	8.65	1/3/2003	(3)	1/2/2013
	67,600	0	9.74	6/5/2003	(3)	6/4/2013
	350,000	0	10.35	4/13/2004	(3)	4/12/2014
	35,000	0	9.69	4/23/2004	(3)	4/22/2014
	9,896	188.022	5.50	10/1/2004	(4)	9/30/2014
	4,167	66,667	5.89	7/11/2005	(5)	7/10/2015
	23,437	51,563	7.94	12/2/2006	(4)	12/1/2015
	0	75,000	7.09	8/1/2006	(2)	7/31/2016
Ken Sexton							50,000	$359,500
	0	275,000	7.36	1/2/2007	(2)	1/1/2014
Kristin Weller Muhlner							30,000	$215,700
	62,925	0	2.88	8/21/1999	(2)	8/19/2009
	100,000	0	14.36	11/16/2001	(3)	11/15/2011
	13,000	0	7.47	12/11/2002	(3)	12/10/2012
	76,400	0	9.74	6/5/2003	(3)	6/4/2013
	150,000	0	10.35	4/13/2004	(3)	4/12/2014
	22,000	0	9.69	4/23/2004	(3)	4/22/2014
	51,388	41,112	5.89	7/11/2005	(5)	7/10/2015
	17,708	32,292	7.16	10/3/2005	(4)	10/2/2015
	0	20,000	7.09	8/1/2006	(2)	7/31/2016
Douglas McNitt							25,000	$179,750
	230,000	0	114.88	10/2/2000	(2)	10/1/2010
	230,000	0	14.36	11/16/2001	(2)	11/15/2011
	34,500	0	8.65	1/3/2003	(3)	1/2/2013
	22,000	0	9.74	6/5/2003	(3)	6/4/2013
	120,000	0	9.72	3/9/2004	(3)	3/8/2014
	22,000	0	9.69	4/23/2004	(3)	4/22/2014
	21,874	28,126	5.07	6/8/2005	(4)	6/7/2015
	34,722	27,778	5.89	7/11/2005	(5)	7/10/2015
	0	21,000	7.09	8/1/2006	(2)	7/31/2016
Michael Krone	0	47,000	9.84	7/3/2006	(2)	7/2/2016
	1,874	16,126	7.70	10/2/2006	(3)	10/1/2013
Mark Wabschall(6)	25,582	0	4.65	7/19/2004	(2)	7/18/2014
	3,583	0	5.07	6/8/2005	(4)	6/7/2015
	7,986	0	5.89	7/11/2005	(5)	7/10/2015
	23,333	0	7.94	12/2/2005	(4)	12/1/2015
John Andary(7)	—	—	—			—	—	—
Richard Chiarello(8)	—	—	—			—	—	—

(1)	All shares subject to stock awards are entitled to vote and vest 25%on each anniversary of the date of grant, January 2, 2007, over a four-year period with accelerated vesting upon the occurrence of a designated change of control event.
(2)	Stock option vests 25% on first anniversary of option grant date with the remainder vesting ratably over the following 36 months.
(3)	Stock option originally provided for ratable vesting over 48 months following option grant. On December 16, 2005, vesting of the unvested portion of the option was accelerated.
(4)	Stock option vests ratably over 48 months following option grant date.
(5)	Stock option vests ratably over 36 months following option grant date.
(6)	Resigned as an executive officer effective December 31, 2006 and as an employee effective February 28, 2007.
(7)	Resigned as interim principal financial officer effective January 2, 2007 and as a consultant effective February 16, 2007.
(8)	Resigned as an executive officer and employee effective October 31, 2006.

Option Exercises and Stock Vested Table

The following table sets forth certain information with respect to stock options exercised by the Named Executive Officers. No restricted stock awards vested during fiscal year 2007.

	Option Awards
	Number of Shares	Value Realized
	Acquired on Exercise	on Exercise
Name	(#)	($)(1)

David Mitchell	193,039	$445,895
Ken Sexton	—	—
Kristin Weller Muhlner	30,000	$194,951
Douglas McNitt	—	—
Michael Krone	—	—
Mark Wabschall(2)	40,000	$80,787
John Andary(3)	—	—
Richard Chiarello(4)	94,791	$123,038

(1)	Amounts in this column represent the difference between the aggregate market price of the underlying shares of common stock at exercise and the aggregate exercise price of the options.
(2)	Resigned as an executive officer effective December 31, 2006.
(3)	Resigned as interim principal financial officer effective January 2, 2007.
(4)	Resigned as an executive officer effective October 31, 2006.

Employment Agreements and Change of Control Arrangements

Executive Agreements.  None of the Named Officers has an employment agreement with webMethods. These officers may resign, or we may terminate their employment, at any time. David Mitchell, Ken Sexton, Kristin Muhlner, Douglas McNitt and Michael Krone each is party to an agreement with us under which the executive may continue to receive base salary and benefits in certain circumstances after resignation or termination of employment. Under those agreements, we are obligated for one year or, if earlier, until the executive accepts full-time employment with another employer, to pay the executive his or her then-current base salary and provide him or her with all the benefits provided to him or her immediately prior to the termination of employment if the executive is terminated without “cause” or resigns for “good reason.” Under the agreement with Mr. Sexton, if Mr. Sexton is terminated without “cause,” we are also obligated to pay him an amount equal to the maximum bonus or incentive compensation amount for which he is eligible to be awarded pursuant to any bonus or incentive compensation plan, calculated based upon the bonus period in which the date of termination occurs and pro rated to the extent that such bonus period does not reflect a twelve (12) month period.

For purposes of the executive agreements, “cause” means the executive’s

•	theft, fraud, material dishonesty or gross negligence in the conduct of our business,

•	continuing neglect of the executive’s duties and responsibilities that has a material adverse effect on webMethods (which remains uncured fifteen (15) days after receipt of written notice by the executive), or

•	conviction of a felony (not involving an automobile).

For purposes of Mr. McNitt’s and Ms. Muhlner’s executive agreements, “good reason” means

•	a reduction in base salary,

•	a reduction or a change in the executive’s authorities, duties or job responsibilities, or

•	a geographic relocation without consent of more than thirty (30) miles from the executive’s current office location.

For purposes of Mr. Mitchell’s and Mr. Krone’s executive agreements, “good reason” means

•	a reduction in base salary,

•	a material reduction or a material adverse change in the executive’s authorities, duties or job responsibilities (which remains uncured fifteen (15) days after receipt of written notice by webMethods), or

•	a geographic relocation without consent of more than thirty (30) miles from the executive’s current office location.

For purposes of Mr. Sexton’s executive agreement, “good reason” means

•	a reduction in base salary, maximum bonus or incentive compensation amount for which he is eligible to be awarded pursuant to any bonus or incentive compensation plan, or aggregate allowance for reimbursable commuting costs in accordance with webMethods’ standard travel policy, or

•	a material reduction or a material adverse change in his authorities, duties or job responsibilities (which remains uncured fifteen (15) days after receipt of written notice by webMethods).

Under the agreements with Messrs. Mitchell, Sexton and McNitt and Ms. Muhlner, if there is a “change in control,” and within one (1) year the executive is terminated without cause or resigns for good reason, we are also obligated to pay one and one-half (1 1/2) times the value of the executive’s then-current annual base salary and annual on-target bonus or incentive compensation amount, and to provide for eighteen (18) months the life, disability, accident and health insurance benefits provided to the executive immediately prior to the termination of employment. Under the agreement with Mr. Krone, if there is a “change in control,” and within one (1) year he is terminated without cause or resigns for good reason, we are also obligated to pay one (1) times the value of his then-current annual base salary and annual on-target bonus or incentive compensation amount, and to provide for twelve (12) months the life, disability, accident and health insurance benefits provided to him immediately prior to the termination of employment. Additionally, under the agreements with Messrs. Mitchell, Sexton and Krone such “change of control” obligations, if any, are contingent upon the executive executing a general release of all claims in favor of webMethods, and its officers, directors and affiliates.

For purposes of the executive agreements, a “change of control” occurs if

•	any person becomes the beneficial owner, directly or indirectly, of securities of webMethods representing at least 50% of the combined voting power of the then-outstanding securities of webMethods,

•	in any two-year period, persons who constitute our Board of Directors at the beginning of that period cease to constitute a majority of the Board of Directors unless each director who was not a member of the Board at the beginning of the two-year period was elected in advance by at least two-thirds of the directors then in office who were serving at the beginning of the two-year period,

•	our stockholders approve a merger or consolidation involving webMethods and resulting in a change of ownership of a majority of our then-outstanding shares of capital stock, or

•	our stockholders approve a plan of liquidation or dissolution of webMethods or the sale or disposition of all or substantially all of the assets of webMethods.

In addition, the agreements with Messrs. Mitchell, Sexton and McNitt obligate webMethods to reimburse such executives for any excise taxes payable on remuneration arising from a change of control of webMethods to the extent such remuneration is found to constitute an “excess parachute payment” under Section 280G of the Code and is subject to excise tax under Section 4999 of the Code.

Stock Option Agreements.  Stock options granted to employees, including those granted to Messrs. Mitchell, McNitt and Krone and Ms. Muhlner, generally provide for accelerated vesting if, within one year after a “change of control” of webMethods, the employee is terminated without “cause” (as defined in the stock option agreement) or resigns within ninety (90) days after “good reason” (as defined in the agreement) first exists.

For purposes of our general stock option agreement and the stock option agreements with Messrs. Mitchell, McNitt and Krone and Ms. Muhlner, “cause” means the executive’s

•	embezzlement, theft, fraud, or any other act of dishonestly in the conduct of our business or the business of a subsidiary of a parent of webMethods,

•	conviction of a felony, or any other crime involving moral turpitude, or

•	violation of a written agreement between the executive and webMethods or a subsidiary or parent of webMethods.

For purposes of our general stock option agreement and the stock option agreements with Messrs. Mitchell, McNitt and Krone and Ms. Muhlner, “good reason” means

•	a material reduction in base salary,

•	a material reduction in the executive’s duties without the executive’s consent, or

•	a geographic relocation without consent of more than thirty (30) miles from the location from which the executive served webMethods thirty (30) days prior to the date of such change of control.

For purposes of our general stock option agreement and the stock option agreements with Messrs. Mitchell, McNitt and Krone and Ms. Muhlner, a “change of control” occurs if

•	a person or group acquires direct or indirect ownership of not less than a majority of the then-outstanding voting securities of webMethods,

•	our stockholders approve a merger or consolidation involving webMethods and resulting in a change of ownership of a majority of the then-outstanding shares of voting securities of webMethods, or

•	our stockholders approve a plan of liquidation or dissolution of webMethods or the sale or disposition of all or substantially all of the assets of webMethods.

Stock options granted to Mr. Sexton provide for accelerated vesting immediately upon a “change of control” of webMethods; provided, however, Mr. Sexton agrees not to terminate his employment with webMethods or its successor for a period of six (6) months following such a “change of control” for any reason other than “good reason.”

For purposes of Mr. Sexton’s stock option agreement, a “change of control” occurs if

•	any person becomes the beneficial owner, directly or indirectly, of securities of webMethods representing at least 50% of the combined voting power of the then-outstanding securities of webMethods,

•	in any two-year period, persons who constitute our Board of Directors at the beginning of that period cease to constitute a majority of the Board of Directors unless each director who was not a member of the Board at the beginning of the two-year period was elected in advance by at least two-thirds of the directors then in office who were serving at the beginning of the two-year period,

•	our stockholders approve a merger or consolidation involving webMethods and resulting in a change of ownership of a majority of our then-outstanding shares of capital stock, or

•	our stockholders approve a plan of liquidation or dissolution of webMethods or the sale or disposition of all or substantially all of the assets of webMethods.

For purposes of Mr. Sexton’s stock option agreement, “good reason” means

•	a reduction in base salary, maximum bonus or incentive compensation amount for which he is eligible to be awarded pursuant to any bonus or incentive compensation plan, or aggregate allowance for reimbursable commuting costs in accordance with webMethods’ standard travel policy, or

•	a material reduction or a material adverse change in the executive’s authorities, duties or job responsibilities (which remains uncured fifteen (15) days after receipt of written notice by webMethods).

Restricted Stock Agreements.  Each of Mr. Sexton, Mr. McNitt and Ms. Muhlner has been granted restricted stock awards under our 2006 Omnibus Stock Plan. Mr. McNitt’s and Ms. Muhlner’s restricted stock award agreements provide for accelerated vesting of the awards if, within one year after a “change of control” of webMethods, the executive is terminated without “cause” (as defined in the restricted stock award agreement) or resigns within ninety (90) days after “good reason” (as defined in the agreement) first exists. Mr. Sexton’s restricted stock award agreement provides for accelerated vesting immediately upon a “change of control” of webMethods; provided, however, Mr. Sexton agrees not to terminate his employment with webMethods or its successor for a period of six (6) months following such “change of control” for any reason other than “good reason.”

For purposes of Mr. McNitt’s and Ms. Muhlner’s restricted stock award agreements, “cause” means the executive’s

•	embezzlement, theft, fraud, or any other act of dishonesty involving webMethods or any of its customers, suppliers, or business partners,

•	conviction of a felony, or any other crime involving moral turpitude,

•	violation of a written agreement between the executive and webMethods.

For purposes of Mr. McNitt’s and Ms. Muhlner’s restricted stock award agreements, “good reason” means

•	a material reduction in base salary,

•	a material reduction in the executive’s duties without the executive’s consent, or

•	a relocation of the executive’s regular workplace to any location outside a thirty (30) mile radius from which the executive worked thirty (30) days prior to the change of control.

For purposes of Mr. Sexton’s restricted stock award agreement, “good reason” means

•	a reduction in base salary, maximum bonus or incentive compensation amount for which he is eligible to be awarded pursuant to any bonus or incentive compensation plan, or aggregate allowance for reimbursable commuting costs in accordance with webMethods’ standard travel policy, or

•	a material reduction or a material adverse change in the executive’s authorities, duties or job responsibilities (which remains uncured fifteen (15) days after receipt of written notice by webMethods).

For purposes of Mr. McNitt’s, Mr. Sexton’s and Ms. Muhlner’s restricted stock award agreements, a “change of control” occurs if

•	a person or group acquires the direct or indirect ownership of 50% or more of the combined voting power of webMethods’ then-outstanding securities,

•	during any period of two consecutive years during the term of a restricted stock award agreement, individuals who were directors at the beginning of that period no longer constitute at least a majority of the Board of Directors, unless the directors who replace them are each approved in advance by directors representing at least two-thirds of the directors in office at the beginning of the term,

•	the shareholders approve a merger or consolidation involving webMethods that would result in a change of ownership of a majority of the outstanding shares of webMethods capital stock, or

•	the shareholders vote to liquidate or dissolve webMethods, or sell or dispose of all or substantially all of webMethods’ assets.

The amount of compensation payable to each Named Executive Officer upon any termination is shown below. All estimates are based on an assumed termination date of March 31, 2007. The actual payments due on terminations occurring on different dates could materially differ from the estimates in the table.

Termination by webMethods without Cause;
Termination by Executive for Good Reason;

	Severance
Name	Amount(1)	Other(2)	Total

David Mitchell	$450,000	$14,603	$464,603
Ken Sexton	$415,625	$8,627	$424,252
Kristin Weller Muhlner	$276,000	$14,425	$290,425
Douglas McNitt	$275,000	$14,603	$289,603
Michael Krone	$235,000	$14,561	$249,561

(1)	Represents 100% of the annual salary payable to the executive. Amount is payable semi-monthly over a period of twelve (12) months.

(2)	Represents twelve (12) months of coverage provided by webMethods for life, disability, accident and health insurance benefits substantially similar to those which the executive received as of March 31, 2007, and the amounts represent the cost that would be incurred by webMethods for providing such coverage.

Termination by webMethods without Cause;
Termination by Executive for Good Reason;
(Within One Year of Change of Control)

		Early Vesting
		of Stock
	Severance	Options and
Name	Amount(1)	Restricted Stock(2)	Other(3)	Total

David Mitchell	$1,350,000	$1,120,506	$629,184	$3,099,690
Ken Sexton	$918,750	$949,750	$782,315	$2,650,815
Kristin Weller Muhlner	$621,000	$513,986	$21,637	$1,156,623
Douglas McNitt	$618,750	$477,320	$395,282	$1,491,352
Michael Krone	$329,000	$23,383	$14,561	$366,944

(1)	For Messrs. Mitchell, Sexton and McNitt and Ms. Muhlner, represents 150% of the annual salary payable to the executive and 150% of the target non-equity incentive compensation under the EIP that would have been earned by the executive, the latter of which was based upon webMethods’ actual bonus payment for performance for fiscal year 2007. For Mr. Krone, represents 100% of the annual salary payable to him and 100% of the target non-equity incentive compensation under the applicable bonus or incentive compensation plan that would have been earned by him. Amount is payable in a lump sum within ten (10) days of date of termination.

(2)	Represents the value of the stock and stock option awards held by the executive and unvested as of March 31, 2007. In the case of stock awards, the value of the unvested awards is the number of unvested shares multiplied by an assumed $9.15 per share price for webMethods’ Common Stock. In the event of stock option awards, the value of the unvested awards is the number of unvested shares multiplied by the difference between an assumed $9.15 per share price for webMethods’ Common Stock and the exercise price for each such option award.

(3)	For Messrs. Mitchell, Sexton and McNitt and Ms. Muhlner, represents eighteen (18) months of coverage provided by webMethods for life, disability, accident and health insurance benefits substantially similar to those which the executive received as of March 31, 2007, and the amounts represent the cost that would be incurred by webMethods for providing such coverage. For Mr. Krone, represents twelve (12) months of coverage provided by webMethods for life, disability, accident and health insurance benefits substantially similar to those which the executive received as of March 31, 2007, and the amounts represent the cost that would be incurred by webMethods for providing such coverage. For Messrs. Mitchell, Sexton and McNitt, includes $607,279, $769,375 and $373,377 representing a tax gross-up to reimburse Messrs. Mitchell, Sexton and McNitt, respectively, for excise taxes that would be payable by each executive to the extent such remuneration is found to constitute an “excess parachute payment” under Section 280G of the Code and is subject to excise tax under Section 4999 of the Code.

Obligations to Departed Executives.  On September 12, 2006, Mark Wabschall submitted his resignation as Executive Vice President, Chief Financial Officer and Treasurer of webMethods, effective December 31, 2006. On February 28, 2007, Mr. Wabschall submitted his resignation as an employee of webMethods, effective on such date. Under the terms of Mr. Wabschall’s executive agreement, we were obligated for one year or, if earlier, until he accepted full-time employment with another employer, to pay him his then-current base salary and provide him with the benefits provided to him immediately prior to the termination of employment. In lieu of payment of Mr. Wabschall’s base salary through the first anniversary of his separation date, we paid him a single lump sum of $275,000. We remain obligated to provide him with the benefits provided to him immediately prior to the termination of employment through the earlier of (a) February 28, 2008 and (b) his commencement of full-time employment with another employer. Following his resignation, on March 2, 2007, we entered into a consulting agreement with Mr. Wabschall, under which he agreed to perform certain services. Under the consulting agreement, we agreed to compensate Mr. Wabschall for such services at a rate of $250.00 per hour. We expect the consulting agreement to terminate on July 31, 2007.

On October 31, 2006, Richard Chiarello submitted his resignation as Chief Operating Officer and Executive Vice President, Worldwide Operations of webMethods, effective on such date. Under the terms of Mr. Chiarello’s executive agreement, we were obligated for one year or, if earlier, until he accepted full-time employment with another employer, to pay him his then-current base salary and provide him with the benefits provided to him immediately prior to the termination of employment. In lieu of payment of Mr. Chiarello’s base salary through the first anniversary of his separation date, we paid him a single lump sum of $385,000. We remain obligated to provide him with the benefits provided to him immediately prior to the termination of employment through the earlier of (a) October 31, 2007 and (b) his commencement of full-time employment with another employer. Following his resignation, on October 31, 2006, we entered into a consulting agreement with Mr. Chiarello pursuant to which Mr. Chiarello agreed to provide transition services to webMethods at a rate of $185.00 per hour. The consulting agreement terminated on December 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Jack L. Lewis, a member of our Board of Directors, is a partner in the law firm of Morrison & Foerster LLP, which served as our external legal counsel during fiscal year 2007.

Policies and Procedures With Respect To Related Person Transactions

As provided in the Audit Committee charter, the Audit Committee periodically reviews and approves or ratifies transactions with related persons, as defined by the rules and regulations of the SEC and Nasdaq, as well as any transactions involving the Company and any other party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arm’s-length basis.

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. These persons are required by SEC rules to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms that we received and written representations from certain reporting persons, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and 10% stockholders were complied with during fiscal year 2007, with the exception that James Green was late in reporting two transactions, one of which occurred in fiscal year 2004 and one of which occurred in fiscal year 2007.

ANNEX II

OPINION OF BEAR STEARNS

April 4, 2007

The Board of Directors
webMethods, Inc.
3877 Fairfax Ridge Road
South Tower
Fairfax, VA 22030

Gentlemen:

We understand that webMethods, Inc. (“webMethods”), Software AG (“Software AG”) and Wizard Acquisition, Inc., a wholly owned indirect subsidiary of Software AG (“Merger Sub”), intend to enter into an Agreement and Plan of Merger to be dated as of April 4, 2007 (the “Agreement”), pursuant to which (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) for all of the issued and outstanding shares of webMethods common stock, par value $0.01 per share (the “webMethods Common Stock”), for $9.15 per share, net to the seller in cash (the “Consideration”) and (ii) Merger Sub will be merged with and into webMethods in a merger (the “Merger” and, together with the Tender Offer, the “Transaction”) in which each share of webMethods Common Stock not acquired in the Tender Offer, subject to certain customary exceptions, will be converted into the right to receive the Consideration. We further understand that, in connection with the Transaction, Software AG, Merger Sub and certain stockholders of webMethods (the “Selected Stockholders”) intend to enter into tender and support agreements, to be dated as of the date of the Agreement, pursuant to which the Selected Stockholders will agree, among other things, to tender all shares of webMethods Common Stock held by such stockholders in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Consideration is fair, from a financial point of view, to the holders of webMethods Common Stock, excluding Software AG and its affiliates.

In the course of performing our review and analyses for rendering this opinion, we have:

•	reviewed the Agreement;

•	reviewed webMethods’ Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended March 31, 2004, 2005 and 2006, its Quarterly Reports on Form 10-Q for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006, its preliminary results for the quarter ended and year ended March 31, 2007 and its Current Reports on Form 8-K filed since March 31, 2006;

•	reviewed certain operating and financial information relating to webMethods’ business and prospects, including projections for the three fiscal years ended March 31, 2010 (the “Projections”), all as prepared and provided to us by webMethods’ management;

•	met with certain members of webMethods’ senior management to discuss webMethods’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the webMethods Common Stock;

•	performed discounted cash flow analyses based on the Projections;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to webMethods;

•	reviewed the terms of recent acquisitions of companies that we deemed generally comparable to webMethods; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by webMethods or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of webMethods as to the expected future performance of webMethods. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of webMethods that they are unaware of any facts that would make the information, including the Projections provided to us, incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of webMethods, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with webMethods, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on webMethods.

We do not express any opinion as to the price or range of prices at which the shares of webMethods Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to webMethods in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Tender Offer. In addition, webMethods has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear Stearns has previously been engaged by webMethods to provide investment banking and other services on matters unrelated to the Transaction, for which we have received customary fees. Bear Stearns may seek to provide webMethods and Software AG and their respective affiliates certain investment banking and other services unrelated to the Transaction in the future.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to webMethods, Software AG, the Transaction and other participants in the Transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by webMethods and/or Software AG and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

It is understood that this letter is intended for the benefit and use of the Board of Directors of webMethods and does not constitute a recommendation to the Board of Directors of webMethods as to how to vote in connection with their consideration of the Agreement nor does this letter constitute a recommendation to any holders of webMethods Common Stock as to whether to tender any shares of webMethods Common Stock pursuant to the Tender Offer or as to how to vote in connection with the Merger. This opinion does not address webMethods’ underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for webMethods or the effects of any other transaction in which webMethods’ might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without

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our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of webMethods Common Stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of webMethods Common Stock, excluding Software AG and its affiliates.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Edward M. Rimland
Edward M. Rimland
Senior Managing Director

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ANNEX III

APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of nor consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days of the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other

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decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation is a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days of the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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